# 2019
# Notice of Annual Meeting of Stockholders and Proxy Statement





13320-A Ballantyne Corporate Place
Charlotte, NC 28277
Telephone: (980) 474-3700
Facsimile: (980) 474-3729

March 28, 2019

Fellow Stockholders:

On behalf of the Board of Directors, we invite you to attend the SPX Corporation 2019 Annual Meeting of Stockholders on May 9, 2019, at 8:00 a.m. (Eastern Time), at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

## Continued Transformation in 2018

In 2018, we achieved or exceeded the overall targets we introduced to investors at the beginning of the year, including an increase in full-year adjusted earnings per share* by more than 25% and cash generation from our core operations exceeding 120% of our adjusted net income.* We continued to make commercial and operational improvements across the organization, including process improvements and enhancing our product development models.

Our primary growth engines in 2018 were our HVAC and Detection and Measurement segments. HVAC experienced strong seasonal growth and improved competitive positioning while revenue growth in Detection and Measurement reflected portfolio reshaping from acquisitions. Our Engineered Solutions segment faced challenges, including a hurricane-related productivity setback and higher commodity costs. Our project work in South Africa remains on track for substantial completion by the end of this year; and, we are beginning to move through end-of-project dispute resolution processes.

## Focused on Growth and Value Creation Strategy

During 2018, our three segments continued to generate double-digit returns on invested capital and we remain well positioned to deliver sustainable double-digit earnings growth. We took steps to exit our remaining power related business, leaving us with three healthy platforms with attractive end markets. Our customers are primarily concentrated in niche markets where our strong technologies and brands have earned us leadership positions. Replacement decisions drive most of our product sales, and our overall product demand is based on a relatively diverse set of cyclical drivers.

Our balance sheet remains strong. Following three proprietary acquisitions that strengthened our leadership positions in location & inspection and specialty lighting, we anticipate our net leverage ratio declining to the lower end of our target range of 1.5x to 2.5x by the end of 2019, leaving us ample liquidity for value creation initiatives.

Our acquisition focus remains on our HVAC and Detection & Measurement platforms, where we have identified a solid pipeline of prospects and see the highest growth and synergy opportunities. During 2018, we bolstered our integration capabilities and further developed our SPX business system around continuous improvement and talent development as we continue executing our value creation strategy.

Our team worked relentlessly during 2018 to create a stronger and more profitable SPX, and we will continue to push to help ensure that our significant accomplishments and value creation are fully reflected in our share price. Overall, 2018 was another milestone year as we strengthened our foundation for 2019 and beyond.

## Meeting Attendance and Voting

All SPX stockholders of record at the close of business on March 14, 2019, are welcome to attend the Annual Meeting. Whether or not you plan to attend, it is important that your shares be represented at the Annual Meeting. **To ensure that your shares will be represented, we ask you to vote by telephone, mail, or over the internet as soon as possible.**

For stockholders planning to attend this year's meeting, we and the other members of the Board of Directors look forward to greeting you personally. On behalf of the Board of Directors and our leadership team, we would like to express our appreciation for your continued interest in the business of SPX.

Sincerely,

**Patrick O'Leary**
*Chairman of the Board of Directors*

**Gene Lowe**
*President and Chief Executive Officer*

---

\* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.



**SPX CORPORATION**
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

## Thursday, May 9, 2019

## 8:00 a.m. (Eastern Time)

*SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277*

### Agenda

The principal business of the Annual Meeting will be to:

1. Elect the three nominees named in our Proxy Statement to serve as directors until our 2022 Annual Meeting;

2. Approve our named executive officers' compensation, on a non-binding advisory basis;

3. Approve the SPX Corporation 2019 Stock Compensation Plan;

4. Ratify our Audit Committee's appointment of our independent registered public accounting firm for 2019; and

5. Transact any other business properly brought before the meeting or any adjournment thereof.

### Record Date

March 14, 2019

You may vote at the Annual Meeting in person or by proxy if you were a stockholder of record at the close of business on March 14, 2019. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

### Proxy Materials

This year, we are again electronically disseminating Annual Meeting materials to some of our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders for whom Notice and Access applies will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors,

**John W. Nurkin**
*Vice President, General Counsel and Secretary*

*Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:*
**March 28, 2019**



**SPX CORPORATION**

# Proxy Statement
## Annual Meeting of Stockholders

The Annual Meeting of our stockholders will be held at 8:00 a.m. (Eastern Time), on Thursday, May 9, 2019, at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

We are furnishing this Proxy Statement to our stockholders of record as of March 14, 2019 in connection with the solicitation of proxies by our Board of Directors for the 2019 Annual Meeting of Stockholders on that date and any adjournment or postponement of the meeting.

**Our 2018 Annual Report to Stockholders, without exhibits, accompanies this Proxy Statement. You may obtain a copy of the exhibits described in the Form 10-K for a fee upon request. Please contact Paul Clegg, Vice President, Investor Relations and Communications, SPX Corporation, 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277.**

> **Important Notice Regarding the Availability of Proxy Materials**
> **for the 2019 Annual Meeting of Stockholders:**
>
> **The Notice of Annual Meeting, Proxy Statement, and our 2018 Annual Report
> to Stockholders are available electronically at
> www.envisionreports.com/SPXC (for stockholders of record) or
> www.edocumentview.com/SPXC (for all other stockholders).**

Certain statements in this Proxy Statement are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. The words "believe," "expect," "anticipate," "project" and similar expressions identify forward-looking statements. Please read these forward-looking statements in conjunction with the company's annual report on Form 10-K included in the accompanying 2018 Annual Report. These materials identify important risk factors and other uncertainties that could cause actual results to differ from those contained in the forward-looking statements. Actual results may differ materially from these statements. Although the company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition, estimates of future operating results are based on the company's current complement of businesses, which is subject to change.

# TABLE OF CONTENTS

# MEETING AND VOTING HIGHLIGHTS

This summary highlights information about SPX Corporation ("Company," "SPX," "we," "our," or "us"), vote recommendations of our Board of Directors ("Board"), and certain information contained elsewhere in this proxy statement ("Proxy Statement") for the Company's 2019 Annual Meeting of Stockholders ("Annual Meeting" or "meeting"). This summary does not contain all of the information that you should consider in voting your shares. Before voting, you should carefully read the entire Proxy Statement and our 2018 Annual Report to Stockholders.

## Annual Meeting

**Time and Date:**  8:00 a.m. (Eastern Time), Thursday, May 9, 2019

**Place:**  SPX Building
13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

**Record Date:**  March 14, 2019

## Purpose of Meeting and Board Recommendations

| Proposals | Board Vote Recommendation | Votes Required for Approval | Page Reference |
|---|---|---|---|
| **Proposal 1:** Election of Directors | FOR each nominee | Majority of votes cast | 10 |
| **Proposal 2:** Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say-on-Pay") | FOR | Majority of votes cast | 41 |
| **Proposal 3:** Approval of SPX Corporation 2019 Stock Compensation Plan | FOR | Majority of votes cast (counting abstentions as votes cast) | 49 |
| **Proposal 4:** Ratification of Appointment of Independent Registered Public Accounting Firm | FOR | Majority of shares present or represented by proxy and entitled to vote | 52 |

**The Board strongly encourages you to exercise your right to vote on these matters. Your vote is important.**

## Who May Vote

Holders of SPX common stock whose shares are recorded directly in their names in our stock register ("stockholders of record") at the close of business on March 14, 2019, may vote their shares on the matters to be acted upon at the meeting. Stockholders who hold shares of our common stock in "street name," that is, through an account with a broker, bank, trustee, or other holder of record, as of such date may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

A list of stockholders entitled to vote at the meeting will be available for examination at our principal executive offices located at 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277, for a period of at least ten days prior to the Annual Meeting and during the meeting. The stock register will not be closed between the record date and the date of the meeting.

# How to Vote

| How to Vote | | Stockholders of Record* | Street Name Holders† |
|---|---|---|---|
| **MOBILE DEVICE** | Scan the QR Code to vote using your mobile device: | | Refer to voting instruction form. |
| **INTERNET** | Visit the applicable voting website: | www.envisionreports.com/ SPXC | www.proxyvote.com |
| **TELEPHONE** | Within the United States, U.S. Territories, and Canada, on touch-tone telephone, call toll free: | 1-800-652-VOTE (8683) | Refer to voting instruction form. |
| **MAIL** | Complete, sign, and mail your proxy card or voting instruction form in the self-addressed envelope provided. | | |
| **MEETING** | For instructions on attending the Annual Meeting in person, please see below and page 53. | | |

\*   You hold shares registered in your name with SPX's transfer agent, Computershare, or you are an Employee Benefit Plan Participant.

†   You hold shares held through a broker, bank, trustee, or other holder of record.

**To allow sufficient time for voting, your voting instructions must be received by 11:59 p.m. (Eastern Time) on May 8, 2019, if you are not voting in person at the meeting.**

# Admission to Meeting

If you are a stockholder of record, you will need to bring with you to the meeting either the Notice of Internet Availability of Proxy Materials or any proxy card that is sent to you. Otherwise, you will be admitted only upon other verification of record ownership at the admission counter.

If you own shares held in street name, bring with you to the meeting either (1) the Notice of Internet Availability of Proxy Materials or any voting instruction form that is sent to you, or (2) your most recent brokerage statement or a letter from your bank, broker, or other holder of record indicating that you beneficially owned shares of our common stock on March 14, 2019. We can use that to verify your beneficial ownership of common stock and admit you to the meeting. **If you intend to vote at the meeting, you also will need to bring to the meeting a legal proxy from your bank, broker, or other holder of record that authorizes you to vote the shares that the holder of record holds for you in its name.**

**Additionally, all persons will need to bring a valid government-issued photo ID to gain admission to the meeting.**

# Additional Information

More detailed information about the Annual Meeting and voting can be found in "Questions and Answers" beginning on page 53.

# CORPORATE GOVERNANCE

## CODE OF ETHICS AND BUSINESS CONDUCT

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers, and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics and Business Conduct requires each director, officer, and employee to avoid conflicts of interest; comply with all laws and other legal requirements; conduct business in an honest and ethical manner; and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Ethics and Business Conduct acknowledges special ethical obligations for financial reporting. We maintain a current copy of our Code of Ethics and Business Conduct, and we will promptly post any amendments to or waivers of our Code of Ethics and Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Ethics and Compliance."

## CORPORATE GOVERNANCE GUIDELINES

As part of its ongoing commitment to good corporate governance, the Board has codified its corporate governance practices into a set of Corporate Governance Guidelines. These guidelines assist the Board in the exercise of its responsibilities and may be amended by the Board from time to time. Our Corporate Governance Guidelines are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance."

## DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a substantial majority of the Board meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"). At least annually, our Board reviews whether each of our directors is independent. The Board has adopted Independence Standards to help guide it in this process. Our Independence Standards are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance." Based on its most recent annual review, the Board has concluded that Patrick J. O'Leary, Ricky D. Puckett, David A. Roberts, Ruth G. Shaw, Robert B. Toth, and Tana L. Utley are independent, as defined in our Independence Standards and the listing standards of the NYSE. The Board has concluded that Eugene J. Lowe, SPX's President and Chief Executive Officer ("CEO"), is not independent as defined in our Independence Standards and the listing standards of the NYSE.

The non-employee members of the Board meet regularly in executive session without management. In addition, the non-employee members of the Board meet in executive session on a regular basis with the CEO and such other management as the Board deems appropriate.

## CHARITABLE CONTRIBUTIONS

It is the policy of the Board that no officer or director shall solicit contributions for charities from other officers or directors or directly from SPX if the director or officer soliciting the contributions personally controls the charity. In addition, no officer or director shall solicit contributions from other officers or directors for charities controlled by SPX.

From time to time, SPX may make contributions to charitable organizations for which a member of our Board or one of our executive officers serves as a director or officer. In the past three fiscal years, however, the amount of any of these contributions in any single fiscal year has not exceeded the greater of (1) $1 million or (2) 2% of the charitable organization's consolidated gross revenues.

## RISK OVERSIGHT

The Board exercises overall risk governance at SPX, with committees taking the lead in discrete areas of risk oversight. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements; the Compensation Committee is primarily responsible for risk oversight relating to executive compensation; and the Nominating and Governance Committee is primarily responsible for risk oversight relating to corporate governance. Committees report to the Board on risk management matters.

Management presents to the Audit Committee its view of the principal risks facing SPX in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk tolerance and management of risk are also discussed at this meeting. Further, management periodically reviews with the Audit Committee our major risk exposures, identified through the enterprise risk management process, as well as the steps management has taken to monitor and control such exposures.

We conduct an annual in-depth review of the risks associated with our incentive-based agreements and practices, and management presents to the Compensation Committee its view on such risks. In 2018, we again determined that the risks associated with these arrangements are appropriate. See "Risk Analysis," on page 29, for further discussion.

In addition, the Board explicitly addresses risk in a wide range of Board discussions, including those relating to segment or business unit activities; specific corporate functions (such as treasury, intellectual property, tax, capital allocation, legal, etc.); cybersecurity; and consideration of extraordinary transactions. In addition to the Board's active role in these discussions, the Board has full access to management, as well as the ability to engage advisors, in order to assist it in its risk oversight role.

## STRATEGIC PLANNING

Our Board meets regularly to discuss the strategic direction and the issues and opportunities facing our Company. Our Board has been instrumental in determining our next steps as we focus on growth with an emphasis on strengthening our current complement of businesses.

- *Constant Focus on Strategy*: Throughout the year, our Board provides guidance to management on strategy and helps to refine business plans to implement the strategy.

- *Annual Strategy Deep-dive*: Each year, typically during the third quarter, the Board holds an extensive meeting with senior management dedicated to discussing and reviewing our long-term business plans and overall corporate strategy. As part of this meeting, our CEO leads a discussion of key risks to the plans and strategy, as well as risk mitigation plans and activities.

Furthermore, in setting our business strategy, the Board plays a critical role in determining the types and appropriate levels of risk undertaken by the Company.

## COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with any of our non-employee directors by writing to the director in care of our Corporate Secretary at our address shown on the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement. In accordance with the policy adopted by our non-employee directors, our Corporate Secretary will promptly relay to the addressee all communications that he determines require prompt attention by a non-employee director and will regularly provide the non-employee directors with a summary of all substantive communications.

## DIRECTOR NOMINEES, QUALIFICATIONS, AND DIVERSITY

The Nominating and Governance Committee is responsible for proposing director nominees and will consider director nominee recommendations offered by stockholders in accordance with our By-laws. The Nominating and Governance Committee selects individuals as director nominees based on the following:

- Business and professional accomplishments;

- Integrity;

- Demonstrated ability to make independent analytical inquiries;

- Ability to understand our businesses;

- Absence of conflicts of interest;

- Willingness to devote the necessary time to Board duties; and

- Alignment of skills with those identified by the Board as desirable for the advancement of the Company; for more details on such identified areas, see our skills matrix under "Director and Nominee Skills and Experience" on page 14.

The Board and the Nominating and Governance Committee require each director to have a proven record of success and leadership. In order to maintain appropriate flexibility to adjust to evolving needs, neither the Board nor the Nominating and Governance Committee has set minimum requirements with respect to age, education, or years of business experience or has designated specific expertise required for directors. Rather, the Nominating and Governance Committee seeks to structure the Board so that it consists of a diverse group of individuals, each with a unique combination of skills, experience, and background. The Nominating and Governance Committee has no set diversity policy or targets, but places what it believes to be appropriate emphasis on certain skills, experience, and background that it determines adds, or would add, value to our Board. Knowledge of our industries and strategic perspective, as well as financial expertise and experience with business development, mergers and acquisitions, are examples of attributes that our Board and the Nominating and Governance Committee consider important. The Nominating and Governance Committee also considers effective interaction among Board members and between the Board and management to be crucial factors in considering individuals for nomination.

The Nominating and Governance Committee considers the criteria listed above at least each time the director is re-nominated for Board membership. At such times as the Board and the Nominating and Governance Committee determine there is a need to add or replace a director, the Nominating and Governance Committee identifies director candidates through references from its members, other directors, management, or outside search firms, if appropriate. The Nominating and Governance Committee applies the same process and standards to the evaluation of each potential director nominee, regardless of whether he or she is recommended by one or more stockholders or is identified by some other method.

Any stockholder who wishes to recommend an individual for consideration by the Nominating and Governance Committee should provide written notice of the recommendation to our Corporate Secretary at our address on the cover of this Proxy Statement. Such notice must be accompanied by certain disclosures, including written information about the recommended nominee's business experience and background, and documentation required under our By-laws for stockholder nominations of directors, as well as a consent in writing signed by the recommended nominee that he or she is willing to be considered as a nominee and, if nominated and elected, that he or she will serve as a director. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

Once the Nominating and Governance Committee identifies a director candidate, directors and members of management interview the candidate. Following that process, the Nominating and Governance Committee and the Board determine whether to nominate the candidate for election at an annual meeting of stockholders or, if applicable, to appoint the candidate as a director. Any such nomination or appointment is subject to acceptance by the candidate. Our By-laws require that any director appointed to the Board other than at an annual meeting of stockholders be submitted for election by our stockholders at the next annual meeting.

## DIRECTOR ELECTION

In uncontested elections, we elect directors by majority vote. Under this voting standard the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election, directors are elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether or not an election is contested is determined ten days in advance of the date we file our definitive proxy statement with the Securities and Exchange Commission ("SEC"). This year's election is uncontested. Accordingly, the majority vote standard will apply.

If a nominee already serving as a director is not elected at an annual meeting, then the law of the State of Delaware (SPX's state of organization) provides that the director will continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Nominating and Governance Committee, however, has established procedures in our Corporate Governance Guidelines requiring directors to tender to the Board advance resignations. The Board will nominate for election or re-election as a director only those candidates who agree to tender, promptly following each annual meeting of stockholders at which they are subject to re-election as a director, irrevocable resignations that will be effective only if (1) the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election, and (2) the Board accepts the resignation. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this provision.

In the event a resignation is triggered as a result of a director failing to receive sufficient votes, the Nominating and Governance Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject it, or whether other action should be taken. The Board will consider the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it in a Current Report on Form 8-K filed with the SEC within 90 days from the date of certification of the election results.

## ATTENDANCE AT ANNUAL MEETING

It is our policy to invite all members of our Board to attend our Annual Meeting. While their attendance is not required, each of our directors serving at the time of our last Annual Meeting attended that meeting.

## INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has retained Pearl Meyer as its sole independent compensation consultant. Pearl Meyer does not provide any services to our Company other than advice to and services for the Compensation Committee relating to compensation of all executives and the Nominating and Governance Committee relating to compensation of our non-employee directors. The independent compensation consultant may provide other consulting services to SPX, on a limited basis and only with approval from the Compensation Committee or the Nominating and Governance Committee. The Compensation Committee reviews services provided by its independent compensation consultant on at least an annual basis.

The independent compensation consultant:

- Assesses data relating to executive pay levels and structure;

- Reviews design and recommendations for annual and long-term incentive plans;

- Conducts risk assessment of the Company's executive incentive plans;

- Works with management to develop management's recommendations to the appropriate committee on compensation amounts and structure for all directors and executive officers other than the President and CEO;

- Presents to the Compensation Committee recommendations on compensation amounts and structure for the President and CEO;

- Presents to the Nominating and Governance Committee recommendations on compensation amounts and structure for the non-employee directors;

- Reviews and provides analysis to the Compensation Committee on management's recommendations relating to executive officer compensation;

- Recommends the list of peer companies against which we benchmark our executive officer and director compensation for approval by the Compensation Committee;

- Reviews and supports preparation of compensation-related proxy statement disclosures;

- Consults on CEO Pay Ratio process and disclosure; and

- Advises the relevant committee on regulatory, market practices, and other trends and developments in the area of executive and director compensation.

The Compensation Committee has directed the independent compensation consultant to collaborate with management, including our human resources function, to obtain data, clarify information, and review preliminary recommendations prior to the time they are shared with the relevant committee. The Compensation Committee has considered the independence of Pearl Meyer in light of SEC rules, NYSE listing standards, and the requirements of the Compensation Committee Charter. The Compensation Committee requested and received a letter from Pearl Meyer addressing relationships with and the independence of Pearl Meyer and the Pearl Meyer senior advisor involved in the engagement. In addition to this information, the Compensation Committee noted the following protocols designed to help ensure objectivity:

- The consultant reports directly to the Compensation Committee or, in the case of matters relating to non-employee director compensation, to the Nominating and Governance Committee;

- Only the Compensation Committee and the Nominating and Governance Committee have the authority to retain or terminate the consultant with respect to services provided to the relevant committee; and

- The consultant meets as needed with committee members, without the presence of management.

The Compensation Committee concluded that the work performed by Pearl Meyer and Pearl Meyer's senior advisor involved in the engagement did not raise any conflict of interest and that each was independent.

## CONSIDERATION OF RELATED-PARTY TRANSACTIONS

Pursuant to its charter and a written related-party policy, the Audit Committee is charged with reviewing and approving any related-party transactions. A related-party transaction is a transaction involving SPX and any of the following persons: a director, director nominee, or executive officer of SPX; a holder of more than 5% of SPX common stock; or an immediate family member or person sharing the household of any of these persons. When considering a transaction, the Audit Committee is required to review all relevant factors, including whether the transaction is in the best interest of our Company; our Company's rationale for entering into the transaction; alternatives to the transaction; whether the transaction is on terms at least as fair to our Company as would be the case were the transaction entered into with a third party; potential for an actual or apparent conflict of interest; and the extent of the related party's interest in the transaction.

## BOARD LEADERSHIP STRUCTURE

Our governance documents provide the Board with flexibility to select the leadership structure that is most appropriate for the Company and its stockholders in consideration of then-current circumstances. The Board regularly evaluates the Company's leadership structure and has concluded that the Company and its stockholders are best served by not having a formal policy regarding whether the same individual should serve as both Chairman of the Board and CEO. This approach allows the Board to elect the most qualified director as Chairman of the Board while also maintaining the ability to combine or separate the Chairman of the Board and CEO roles when necessary or appropriate. We currently separate the positions of Chairman of the Board and CEO.

Currently, Eugene J. Lowe, III, serves as our President and CEO, a position he has held since September 26, 2015. In this role, Mr. Lowe is responsible for managing the day-to-day operations of the Company and for planning, formulating, and coordinating the development and execution of our corporate strategy, policies, goals, and objectives. Mr. Lowe is accountable for Company performance and reports directly to the Board.

Patrick J. O'Leary has served as our non-employee Chairman of the Board since September 26, 2015. In this role, Mr. O'Leary's responsibilities include the following:

- Serving as a resource to the President and CEO in connection with strategic planning and other matters of strategic importance to the Company;

- Receiving reports from the President and CEO, organizing and facilitating the President and CEO evaluation process, and providing ongoing, constructive feedback to the President and CEO;

- Consulting with the President and CEO regarding the Company's relations and communications with stockholders of the Company, analysts, and the investor community;

- Chairing meetings of the Board;

- Setting the schedule and agenda for Board meetings in consultation with the President and CEO;

- Determining the information that is sent to the Board in consultation with the President and CEO;

- Presiding over the executive sessions and other meetings of the non-employee directors; and

- Communicating the results of meetings of the non-employee directors to the President and CEO and other members of management, as appropriate.

Our Corporate Governance Guidelines provide that in the event the Board determines that the same individual should again serve as both Chairman of the Board and CEO, the Board will appoint an independent director to serve as Lead Director. In that circumstance, the Lead Director would serve as the principal liaison between the independent directors and the Chairman and CEO; chair meetings of non-employee directors; develop the Board's agenda in collaboration with the Chairman and CEO; and review and advise on the quality of the information provided to the Board.

The small size of our Board and the relationship between management and non-employee directors put each director in a position to influence agendas, the flow of information, and other matters. Our non-employee directors meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion.

The Board believes that its current leadership structure provides an appropriate balance among strategy development, operational execution, and independent oversight, and that this structure is currently in the best interests of the Company and its stockholders.

## BOARD COMMITTEES

The Board met five times in 2018. The Board currently has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served in 2018. Each committee has adopted a charter that specifies the composition and responsibilities of the committee. Each committee charter is posted on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The table below provides 2018 membership and meeting information for each of the Board committees.

| Directors | Audit Committee | Compensation Committee | Nominating and Governance Committee |
|---|---|---|---|
| Ricky D. Puckett | Chair | X | X |
| David A. Roberts | X | Chair | X |
| Ruth G. Shaw | X | X | Chair |
| Robert B. Toth | | X | |
| Tana L. Utley | X | | |
| Number of Meetings | 6 | 6 | 4 |

## AUDIT COMMITTEE

### Membership

The Board has determined that each member of the Audit Committee is independent in accordance with our Audit Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Audit Committee has a working familiarity with basic finance and accounting practices, including the ability to read and understand financial statements. Finally, the Board has determined that Mr. Puckett is an "audit committee financial expert" under the rules of the SEC and has accounting and/or related financial management expertise, as required by the listing standards of the NYSE.

### Function

The Audit Committee is responsible for ensuring the integrity of the financial information reported by our Company. The Audit Committee appoints the independent registered public accounting firm, approves the scope of audits performed by it and by the internal audit staff, and reviews the results of those audits. The Audit Committee also meets with management, the Company's independent registered public accounting firm, and the internal audit staff to review audit and non-audit results, as well as financial, cybersecurity, accounting, compliance, and internal control matters. In addition, the Board has delegated oversight of the Company's enterprise risk management program to the Audit Committee.

Additional information on the Audit Committee and its activities is set forth in the "Audit Committee Report" on page 50.

## COMPENSATION COMMITTEE

### Membership

The Board has determined that each member of the Compensation Committee is independent in accordance with our Compensation Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Compensation Committee meets the "non-employee director" requirements as defined under Section 16(a) of the Securities Exchange Act of 1934, as amended.

## Function

The Compensation Committee sets the compensation for our executive officers, including agreements with our executive officers, equity grants, and other awards, and makes recommendations to the Board on these same matters for our CEO. The Compensation Committee receives input regarding compensation for our executive officers, including proposed compensation, from its independent compensation consultant, as well as from our CEO for his direct reports. The Compensation Committee has delegated to our CEO the authority to issue one-time equity grants of up to $50,000 per individual and $250,000 in the aggregate annually to non-officer employees.

The Compensation Committee has the authority under its charter to retain, terminate, and set fees and retention terms for its independent compensation consultant or such other outside advisors as it deems necessary or appropriate in its sole discretion. The Compensation Committee reviews outside consultants and advisors on at least an annual basis to determine objectivity and review performance, including a review of the total fees paid to such consultants and advisors.

Additional information on the Compensation Committee, its activities, and its relationship with its independent compensation consultant, and on management's role in setting compensation, is set forth in "Compensation Discussion and Analysis," beginning on page 18, and "Corporate Governance—Independent Compensation Consultant," beginning on page 4.

## NOMINATING AND GOVERNANCE COMMITTEE

### Membership

The Board has determined that each member of the Nominating and Governance Committee is independent in accordance with our Nominating and Governance Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the listing standards of the NYSE.

### Function

The Nominating and Governance Committee assists the Board in identifying qualified individuals to become Board members and by recommending director nominees to the Board; develops and recommends to the Board our Corporate Governance Guidelines; leads the Board in its annual review of the Board's performance; evaluates and recommends training topics for directors and the Board; and makes recommendations to the Board regarding the compensation of non-employee directors and the assignment of individual directors to various committees. The Nominating and Governance Committee also approves equity awards for non-employee directors, subject to Board approval.

# DIRECTOR COMPENSATION

## Annual Compensation

Our non-employee directors receive the following compensation:

| | |
|---|---|
| Annual Cash Retainer | $ 75,000 |
| Annual Equity Grant of Restricted Stock Units | $130,000 |
| Additional Cash Fees: | |
| *Chairman of the Board* | $125,000 |
| *Audit Committee Chair* | $ 20,000 |
| *Compensation Committee Chair* | $ 15,000 |
| *Nominating and Governance Committee Chair* | $ 10,000 |

We pay the annual retainer and any applicable additional fees to our non-employee directors in equal quarterly installments, paid in arrears. The cash portion of compensation for a director who has a partial quarter of service (due to joining or leaving the Board, or beginning or ending service as Chairman or a Committee Chair, during the quarter) is pro-rated. We do not pay meeting fees or additional compensation to directors for special meetings.

The annual equity grant of restricted stock units ("RSU") is made under the SPX Corporation 2002 Stock Compensation Plan (the "2002 Stock Plan") and previously under the SPX Corporation 2006 Non-Employee Directors' Stock Incentive Plan. The number of RSUs awarded is calculated by dividing the $130,000 annual equity retainer by the closing price of the Company's stock on the date of grant and rounding up to a full share. The RSU award is granted on the date of our Annual Meeting and vests the day before the following annual meeting. Vesting is subject to the director's continued service on our Board through such vesting date. The annual equity grant for a director who has a partial year of service (due to joining the Board during the year) is pro-rated.

Our non-employee directors have the option to defer settlement and payout of vested RSU grants until six months after separating from service on our Board (or, if earlier, a Change in Control as defined in the 2002 Stock Plan). A non-employee director must generally make such deferral election in the year prior to the grant of the RSU award.

We do not currently pay dividends or dividend equivalents with respect to the RSUs.

Directors who are SPX employees receive no compensation for their service as directors. Mr. Lowe, our President and CEO, received no compensation for his service as a director in 2018.

## OTHER BENEFITS

### Matching Gifts Program

We will make matching donations for qualified charitable contributions for any non-employee director up to a total of $10,000 per year.

### Travel Reimbursements

We reimburse non-employee directors for the reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development. From time to time, a director's spouse may accompany the director to certain business functions, and tax laws may require the incremental costs associated with the spouse's attendance to be imputed as income to the director. On occasion, a director's spouse may accompany a director when he or she travels on our corporate aircraft for Board-related business; in such instances, the value of the spouse's travel is imputed as income to the director (determined under the U.S. Department of Transportation's standard industry fare level ("SIFL")).

## COMPENSATION EVALUATION PRACTICES

The Nominating and Governance Committee periodically reviews non-employee director compensation and makes recommendations to the Board. The Nominating and Governance Committee evaluates our non-employee director compensation against our peer companies and consults with our independent compensation consultant when reviewing compensation amounts and structure.

## STOCK OWNERSHIP GUIDELINES

Our Stock Ownership Guidelines are designed to help ensure that our directors are engaged and have interests closely aligned with those of our long-term stockholders. We request that all non-employee directors achieve holdings in Company stock of three times the annual cash retainer within five years of his or her date of appointment as a director. All of our directors were in compliance with these requirements as of March 14, 2019. For additional information on our Stock Ownership Guidelines, see "Stock Ownership Guidelines," beginning on page 15.

# Director Compensation Table

The following table summarizes the compensation of our non-employee directors who served during 2018.

| Directors | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|
| Patrick J. O'Leary | $200,000[a] | $130,020 | $  10,000 | $340,020 |
| Ricky D. Puckett | $  95,000[b] | $130,020 | $  10,000 | $235,020 |
| David A. Roberts | $  90,000[c] | $130,020 | $        — | $220,020 |
| Ruth G. Shaw | $  85,000[d] | $130,020 | $  10,000 | $225,020 |
| Robert B. Toth | $  75,000 | $130,020 | $    2,600 | $207,620 |
| Tana L. Utley | $  75,000 | $130,020 | $        — | $205,020 |

(1)   Represents annual retainer of $75,000. In addition:

   (a) Mr. O'Leary's fees include $125,000, representing the additional fee for serving as Chairman of the Board.

   (b) Mr. Puckett's fees include $20,000, representing the additional fee for serving as Audit Committee Chair.

   (c) Mr. Roberts's fees include $15,000, representing the additional fee for serving as Compensation Committee Chair.

   (d) Dr. Shaw's fees include $10,000, representing the additional fee for serving as Nominating and Governance Committee Chair.

(2)   The amounts in the table represent the grant date fair value of RSUs, based on the closing price of our stock on the grant date. As of December 31, 2018, each non-employee director held 3,887 RSUs that vest the day before the next annual meeting following the grant date.

(3)   Represents matching donations for qualified charitable contributions for Mr. O'Leary, Mr. Puckett, Dr. Shaw, and Mr. Toth.

# PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of seven directors. The directors are divided into three classes. There are currently three directors in the first class, two directors in the second class, and two directors in the third class.

At this Annual Meeting, you will be asked to elect three directors to the first class, Mr. Lowe, Mr. O'Leary, and Mr. Roberts. Mr. Puckett and Ms. Utley were elected to the second class by our stockholders at our 2017 Annual Meeting of Stockholders and Dr. Shaw and Mr. Toth were elected to the third class by our stockholders at our 2018 Annual Meeting of Stockholders, and they will continue to serve on the Board as described below.

Each of the director nominees is a current SPX director and, if elected, will serve for the term as described below until a qualified successor director has been elected or until he resigns, retires, or is removed by the stockholders for cause.

Each director nominee has agreed to tender, promptly following his election, an irrevocable resignation effective upon his failure to receive the required vote for re-election at the next meeting at which he would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines.

Your shares will be voted as you specify on the proxy card that accompanies this Proxy Statement. If you do not specify how you want your shares voted, then we will vote them FOR the election of each of Mr. Lowe, Mr. O'Leary, and Mr. Roberts. If unforeseen circumstances (such as death or disability of the nominee) make it necessary for the Board to substitute another person for any of the nominees, then your shares will be voted FOR that other person. The Board does not anticipate that any of the nominees will be unable to serve.

## Nominees for Election to Serve Until 2022 Annual Meeting



**Gene Lowe**

President and CEO of
SPX Corporation
**Age:** 51
**Director since:** 2015
**Committees:**
- None

### PROFESSIONAL HIGHLIGHTS

**Eugene J. Lowe, III**, 51, has served as President and Chief Executive Officer of SPX Corporation since September 2015. He was appointed an officer of SPX in 2014 and previously served as Segment President, Thermal Equipment and Services, from 2013 to 2015; President, Global Evaporative Cooling, from 2010 to 2013; and Vice President of Global Business Development and Marketing, Thermal Equipment and Services, from 2008 to 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. Mr. Lowe is currently a director of Federal Signal Corporation. He earned his bachelor degree in Management Science from Virginia Tech and his MBA from Dartmouth's Tuck School of Business.

### SKILLS AND QUALIFICATIONS

Mr. Lowe brings valuable operations, strategic planning, marketing, and business development experience to our Board. As the only member of SPX management to serve on the Board, Mr. Lowe also contributes a level of understanding of our Company not easily attained by an outside director.



**Patrick O'Leary**

Retired Executive
Vice President, Finance,
Treasurer and CFO of
SPX Corporation
**Age:** 61
**Director since:** 2015
**Committees:**
- None

### PROFESSIONAL HIGHLIGHTS

**Patrick J. O'Leary**, 61, retired in August 2012 from SPX Corporation, having served as Vice President, Finance, Treasurer and Chief Financial Officer from 1996, and later as Executive Vice President in 2004. During his more than 15 years with SPX, he was a principal architect of the Company's transformation until his retirement. Prior to joining SPX, Mr. O'Leary served as Chief Financial Officer and a director of Carlisle Plastics, Inc., from 1994 to 1996. He began his career with Deloitte & Touche LLP, where he held various roles of increasing responsibility from 1978 to 1994, including Partner in the firm's Boston office from 1988 to 1994. Mr. O'Leary is currently a director of Avanos Medical Inc.; he previously served as a director of PulteGroup, Inc. from 2005 until 2018. He earned his bachelor degree in Accountancy and Law from the University of Southampton, England.

### SKILLS AND QUALIFICATIONS

Mr. O'Leary contributes a deep understanding of SPX history and businesses to our Board. In addition, he brings broad financial strategy expertise, including strong financial acumen, and mergers and acquisition and governance experience. Mr. O'Leary also contributes leadership skills developed through his experience serving on various public company boards.



**Dave Roberts**

Chairman of the Board
and Retired Executive
Chairman, President and
CEO of
Carlisle Companies, Inc.
**Age:** 71
**Director since:** 2015
**Committees:**
- Compensation (Chair)
- Audit
- Nom. & Gov.

### PROFESSIONAL HIGHLIGHTS

**David A. Roberts**, 71, has served as Chairman of the Board of Carlisle Companies, Inc., a diversified manufacturing company, since 2017. He previously served as Carlisle's Executive Chairman of the Board, in 2016; its Chairman and Chief Executive Officer, from 2014 to 2015; and its Chairman, President and Chief Executive Officer, from 2007 to 2014. Prior to joining Carlisle, Mr. Roberts served as Chairman, President and Chief Executive Officer of Graco, Inc., a fluid handling system provider, from 2001 to 2007. Prior to that, Mr. Roberts served as a Group Vice President of The Marmon Group, LLC, a diversified industrial holding company, from 1995 to 2001. He began his career serving in a variety of manufacturing, engineering, and general management positions with The Budd Company, Pitney Bowes, and FMC Corporation.
Mr. Roberts is currently a director of Franklin Electric Co., Inc. and Horizon Global Corporation; he previously served as a director of Polypore International, Inc. prior to its 2015 merger transaction with Asahi Kasei Corporation. He earned his bachelor degree from Purdue University and his MBA from Indiana University.

### SKILLS AND QUALIFICATIONS

Mr. Roberts brings extensive experience in senior management of multinational companies, including expertise in the industrial and manufacturing sectors, and mergers and acquisitions, to our Board. Mr. Roberts also contributes strong financial acumen and experience from his service on various public company boards.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS
A VOTE "**FOR**" EACH OF THE
DIRECTOR NOMINEES

# Directors Continuing to Serve Until 2020 Annual Meeting



## Rick Puckett

Retired Executive Vice President, CFO Treasurer and Chief Administrative Officer of Snyder's-Lance, Inc.

**Age:** 65

**Director since:** 2015

**Committees:**
- Audit (Chair)
- Compensation
- Nom. & Gov.

### PROFESSIONAL HIGHLIGHTS

**Ricky D. Puckett**, 65, retired in December 2017 from Snyder's-Lance, Inc., a snack foods manufacturer, where he had served as Executive Vice President, Chief Financial Officer and Treasurer since December 2010, adding the role of Chief Administrative Officer, with responsibility for Strategy, Information Technology, Human Resources, and Legal, in addition to Finance and Treasury, in 2014. Mr. Puckett served as Executive Vice President, Chief Financial Officer and Treasurer of Lance, Inc., from 2006 until its merger with Snyder's-Lance, Inc. in 2010. Prior to joining Lance, Inc., Mr. Puckett served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to 2006; and as Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., from 2003 to 2005. Mr. Puckett is currently a director of, and serves as audit committee chair for, Whitehorse Finance, Inc.; he also serves on the board of Driven Brands Inc., a privately held company. He has served on the board of the North Carolina Blumenthal Performing Arts Center, including three years as chair, and the Wake Forest Graduate School in Charlotte. Mr. Puckett was "Father of the Year" for the American Diabetes Association and "Pink Tie Guy" for Komen Charlotte. He is a certified public accountant and received his bachelor degree in Accounting and his MBA from the University of Kentucky.

### SKILLS AND QUALIFICATIONS

Mr. Puckett brings extensive accounting and financial experience, including financial strategy and governance to our Board. In addition, he offers a deep understanding of mergers and acquisitions; strategic planning and analysis; commodity risk management; strategic information technology; organizational development; human resources and compensation management; and investor relations.



## Tana Utley

Vice President of Large Power Systems Division at Caterpillar Inc.

**Age:** 55

**Director since:** 2015

**Committees:**
- Audit

### PROFESSIONAL HIGHLIGHTS

**Tana L. Utley**, 55, has served as Vice President of the Large Power Systems Division at Caterpillar Inc., a manufacturer of construction and mining equipment, engines, turbines, and locomotives, since 2013. She was appointed an officer and as Chief Technology Officer of Caterpillar in 2007, having joined that company in 1986. Previously, she held a number of roles with Caterpillar, including a variety of engineering and general management positions. Ms. Utley has served in key engineering and leadership roles in the development of near-zero-emissions engines, and she has held general management positions in Caterpillar's components and engines businesses. She earned her bachelor degree in Mechanical Engineering from Bradley University and her M.S. in Management from the Massachusetts Institute of Technology.

### SKILLS AND QUALIFICATIONS

Ms. Utley brings a wealth of knowledge in engineering, operations, continuous improvement, and implementation of new programs to our Board. Ms. Utley also brings a depth of understanding of technology and cybersecurity, multi-industrial manufacturing, and how to minimize the environmental impact of manufacturing companies.

# Directors Continuing to Serve Until 2021 Annual Meeting



**Ruth Shaw**

Retired Group Executive
for Public Policy and
President of
Duke Nuclear

**Age:** 71
**Director since:** 2015
**Committees:**
- Nom. & Gov. (Chair)
- Audit
- Compensation

### PROFESSIONAL HIGHLIGHTS

**Ruth G. Shaw**, 71, retired in 2007 from Duke Energy Corporation, an electricity and natural gas provider, and remained an Executive Advisor to the company until 2009. At Duke, she served as Group Executive for Public Policy and President, Duke Nuclear, from 2006 to 2007; President and Chief Executive Officer, Duke Power Company, from 2003 to 2006; Executive Vice President and Chief Administrative Officer from 1997 to 2003; and in various other roles from 1992 to 1997. She was also President of The Duke Energy Foundation from 1994 to 2003. Dr. Shaw is currently a director of DTE Energy and DowDuPont Inc.; she also serves on the board of Southwire Company, LLC, a privately held company. Dr. Shaw previously served as a director of The Dow Chemical Company prior to its 2017 merger transaction with E.I. du Pont de Nemours and Company. She serves on the board of directors of the Foundation for the Carolinas, and has previously been a director and chair of the boards of the University of North Carolina Charlotte; the UNCC Charlotte Foundation; The Carolinas Thread Trail; the United Way of Central Carolinas; and the Arts & Science Council. She is a former member of the executive committees of the Nuclear Energy Institute and the Institute of Nuclear Power Operations. She earned her bachelor degree and M.A. from East Carolina University and her Ph.D. from the University of Texas at Austin.

### SKILLS AND QUALIFICATIONS

Dr. Shaw contributes a deep understanding of the electric utility industry; corporate governance; human resources management; executive compensation; information technology; communications and public relations; environment, health and safety management; procurement; and diversity to our Board.



**Bob Toth**

Managing Director at
CCMP Capital
Advisors, LLC

**Age:** 58
**Director since:** 2017
**Committees:**
- Compensation

### PROFESSIONAL HIGHLIGHTS

**Robert B. Toth**, 58, has served as a Managing Director at CCMP Capital Advisors, LLC, a private equity investment firm, since 2016. Prior to joining CCMP, Mr. Toth served as President, Chief Executive Officer and Director from 2005 and, additionally, Chairman of the Board from 2011 of Polypore International, Inc., a high technology filtration products company. Prior to that, Mr. Toth served as Chief Executive Officer, President and Director of CP Kelco ApS, a specialty hydrocolloids producer, from 2001 to 2005. Prior to joining CP Kelco, he spent 19 years at Monsanto Company, and its spinoff company, Solutia Inc. Mr. Toth is currently a director of PQ Corporation and Materion Corporation; he also serves on the board of Hayward Industries, Inc., a privately held company. He earned his bachelor degree in Industrial Management from Purdue University and his MBA from the John M. Olin School of Business at Washington University in St. Louis, Missouri.

### SKILLS AND QUALIFICATIONS

Mr. Toth contributes significant insight on mergers and acquisitions and on strategic portfolio management and related strategic and operational issues. Mr. Toth also brings extensive experience leading companies in the manufacturing sector, including knowledge and skills in senior management, finance, and operations.

# Director and Nominee Skills and Experience

Under the leadership of our Nominating and Governance Committee, our Board developed and maintains a director skills matrix that identifies expertise and experience that the Board believes contribute to an effective and well-functioning board and that the Board as a whole should possess.

The Nominating and Governance Committee and the Board use this matrix to identify areas for director training and as a tool to maintain a balanced and well-rounded board. In addition, the Nominating and Governance Committee considers these and other criteria as a guide, but not as a minimum set of requirements, when evaluating potential candidates for the Board. Together, this variety of skill sets, experiences, and personal backgrounds allows our directors to provide the diversity of thought that is critical to the Board's decision-making and oversight process. For a better understanding of our Board qualifications and diversity, we encourage you to read "Director Nominees, Qualifications, and Diversity" beginning on page 2.

| | | Lowe | O'Leary | Puckett | Roberts | Shaw | Toth | Utley |
|---|---|---|---|---|---|---|---|---|
| **ENTERPRISE PRIORITIES** | **Employee Engagement, Safety, and Talent** *Examples include culture, safety results, and workforce planning* | ◐ | ◐ | ● | ● | ● | ● | ● |
| | **Strategic Portfolio Management** *Examples include experience with acquisitions, divestitures, integration, and strategic planning* | ● | ● | ● | ● | ● | ● | ◐ |
| | **Operations and Continuous Improvement** *Examples include experience in operations, project management, and supply chain management* | ◐ | ● | ● | ● | ● | ● | ● |
| | **Innovation and Technology Development** *Examples include research & development, new product introductions, and business transformation* | ● | ◐ | ◐ | ● | ◐ | ● | ● |
| | **Growth and Value Creation** *Examples include sales, distribution, and channel management* | ● | ◐ | ● | ● | ◐ | ● | ◐ |
| | **Financial Planning and Review** *Examples include financial and accounting experience* | ◐ | ● | ● | ● | ◐ | ● | ◐ |
| **OTHER KEY EXPERIENCE** | **CEO Experience** | ● | ◔ | ◐ | ● | ● | ● | ◔ |
| | **Corporate Governance** | ◐ | ● | ● | ● | ● | ● | ◔ |
| | **Executive Compensation** | ◐ | ● | ● | ● | ● | ● | ◔ |
| | **Risk Management** | ◐ | ● | ● | ● | ◐ | ◐ | ◐ |
| | **Ethics and Compliance** | ◐ | ● | ● | ● | ● | ● | ● |
| | **Technology and Cybersecurity** | ◐ | ◐ | ◐ | ◐ | ◐ | ◐ | ● |
| | **Industry Expertise (multi-industrial manufacturing)** | ● | ● | ◐ | ● | ◔ | ● | ● |

**RATING SCALE**
● Technical Expertise (e.g., direct hands-on experience and subject-matter expert during his/her career)
◐ Managerial Knowledge (e.g., experience derived through general managerial experience)
◔ Working Knowledge (e.g., exposure as a Board committee member at SPX or another company)
○ No Knowledge (e.g., exposure comes from Board Committee report-outs only)

# OWNERSHIP OF COMMON STOCK

## Stock Ownership Guidelines

We maintain Stock Ownership Guidelines to emphasize the importance of substantive, long-term share ownership by our directors and officers to align their financial interests with those of our stockholders.

The guidelines are:

| Position | Target Value |
|---|---|
| Non-Employee Directors | 3x annual retainer |
| Chief Executive Officer | 5x annual salary |
| Chief Operating Officer* | 4x annual salary |
| Other Executive Officers | 3x annual salary |
| Other Designated Executives | 1x annual salary |

\* SPX does not currently have the COO position.

Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unvested time-based stock (and stock unit awards) are deemed to be owned shares for purposes of these guidelines. Unexercised stock options and unvested performance-based stock (and stock unit awards) are excluded for purposes of these guidelines. We ask non-employee directors and executive leaders to attain the desired level of stock ownership within five years of appointment to a director or officer position.

Once a non-employee director or executive leader attains the desired level of share ownership, he or she will continue to be in compliance with these guidelines even if he or she later falls below the guideline, as long as he or she retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines. "Net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, the stock option exercise price.

Each non-employee director and named executive officer was in compliance with these requirements as of March 14, 2019.

# Ownership of Common Stock

## DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information about how much of our common stock (our only outstanding class of equity securities) is beneficially owned by:

- Each director and nominee for director;

- Each executive officer in the Summary Compensation Table on page 31; and

- All directors and executive officers as a group.

Unless otherwise noted, amounts and percentages are as of March 14, 2019.

| | Number of Shares of Common Stock Beneficially Owned[1] | Right to Acquire Beneficial Ownership Under Options Exercisable/ Stock Units Distributable Within 60 Days[2][3] | Percent of Class |
|---|---|---|---|
| **DIRECTORS AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS** | | | |
| Patrick J. O'Leary | 24,079 | 3,887 | * |
| Ricky D. Puckett | 24,079 | 3,887 | * |
| David A. Roberts | 24,079 | 3,887 | * |
| Ruth G. Shaw | 24,079 | 3,887 | * |
| Robert B. Toth | 8,378 | 3,887 | * |
| Tana L. Utley | 24,079 | 3,887 | * |
| **NAMED EXECUTIVE OFFICERS** | | | |
| Eugene J. Lowe, III | 838,992 | 644,403 | 1.89% |
| Scott W. Sproule | 235,252 | 148,987 | * |
| J. Randall Data | 169,410 | 121,674 | * |
| John W. Nurkin | 158,225 | 99,176 | * |
| John W. Swann, III | 149,994 | 111,240 | * |
| All directors and executive officers as a group (13 persons) | 1,901,125 | 1,306,126 | 4.21% |

\*    Less than 1.0%

(1)   Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or officer can vote or transfer, stock options that are exercisable or would become exercisable within 60 days, and other shares a director or officer would have the right to acquire within 60 days. The number of our shares beneficially owned by each of the named executive officers and by all directors and officers as a group also includes shares represented as held under the individual's account under the SPX Corporation Retirement Savings and Stock Ownership Plan ("401(k) Plan"). The stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

(2)   Represents shares of our common stock issuable under options that are exercisable or become exercisable within 60 days of March 14, 2019 and RSUs that vest within 60 days of March 14, 2019. Such shares are included in the number of shares of common stock beneficially owned as presented in the preceding column on this table.

(3)   Includes shares beneficially owned through the 401(k) Plan for each of the following: Mr. Lowe, 3,734 shares; Mr. Sproule, 3,166 shares; Mr. Data, 2,310 shares; Mr. Nurkin, 21,643 shares; Mr. Swann, 2,717 shares; and all directors and executive officers as a group, 38,603 shares. Directors do not participate in our 401(k) Plan.

## PRINCIPAL STOCKHOLDERS

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock.

| Name and Address | Shares of Common Stock Beneficially Owned | Percent of Class[1] |
|---|---|---|
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, NY 10055 | 6,177,732[2] | 14.08% |
| The Vanguard Group<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 4,580,768[3] | 10.44% |

(1)   Ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own, as of March 14, 2019, the number of shares reflected in the table.

(2)   Based on information provided in a Schedule 13G/A filed with the SEC on January 31, 2019, by BlackRock, Inc., and certain affiliated entities ("BlackRock"). BlackRock reports having sole voting power with respect to 6,090,478, of the shares and sole dispositive power with respect to all the shares. The Schedule 13G/A indicates that Blackrock Fund Advisors beneficially owns five percent or greater of our outstanding stock.

(3)   Based on information provided in a Schedule 13G/A filed with the SEC on February 11, 2019, by The Vanguard Group and certain affiliated entities ("Vanguard"). Vanguard reports having sole voting power with respect to 80,530 of the shares; shared voting power with respect to 17,232 of the shares; sole dispositive power with respect to 4,487,506 of the shares; and shared dispositive power with respect to 93,262 of the shares.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers, and beneficial owners of more than 10% of our outstanding common stock to file with the SEC reports of ownership and changes in ownership. SEC regulations require that directors, officers, and beneficial owners of more than 10% of our outstanding common stock furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 (including amendments to such forms) furnished to us during 2018 and Forms 5 furnished with respect to 2018, no director, officer, or beneficial owner of more than 10% of our outstanding common stock failed to file on a timely basis during 2018 any reports required by Section 16(a).

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

### INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") provides information about our executive compensation program and the factors considered in making compensation decisions for the named executive officers named in our Summary Compensation Table set forth below ("NEOs").

Our NEOs for 2018 are listed in the table below:

| Named Executive Officer | Title |
| --- | --- |
| Eugene J. Lowe, III | President and Chief Executive Officer |
| Scott W. Sproule | Vice President, Chief Financial Officer and Treasurer |
| J. Randall Data | President, South Africa and Global Operations |
| John W. Nurkin | Vice President, General Counsel and Secretary |
| John W. Swann, III | President, Heating and Location & Inspection |

### EXECUTIVE SUMMARY

In 2018, we proudly celebrated our third anniversary since the spin-off of the Flow business (the "Spin-Off") into an independent, publicly-owned company called SPX FLOW, Inc. Over this period, our executive officers and directors have led the organization first through a period of stabilization and then through a pivot to execute on our growth strategy. We have demonstrated continued improvement in business performance, delivered strong stockholder returns, and completed two acquisitions.

Our executive compensation program is designed to align short- and long-term rewards directly to business performance. Having achieved three years of performance since the Spin-Off, we and the Compensation Committee of the Board (the "Committee") are now able to benchmark our compensation strategy independent of the pre-Spin-Off history, more clearly accounting for the performance of the current leadership team against market and peer group companies.

#### Summary of Key Business Accomplishments

Overall solid execution during 2018 resulted in improvements in operating income and cash flow. Select accomplishments during 2018 include:

- We achieved or exceeded the overall SPX guidance we introduced to investors at the beginning of the year, including adjusted operating income* growth of approximately 22%;[†]

- We exceeded target for cumulative adjusted segment income* over a three-year period, achieving $545.8M compared to target of $504.7M;

- We exceeded prior year results and targets for adjusted free cash flow*, achieving greater than 120%[†] conversion of adjusted net income from continuing operations;*

- We grew segment income in our HVAC and Detection and Measurement segments, achieving growth in total adjusted segment income* of approximately 12%;[†]

- We completed two acquisitions, and signed a third, which contributed to growth in our Detection and Measurement segment;

- We continued to progress on our strategy to move away from power-generation focused businesses, selling the major brands and technology of our Heat Transfer business, and we expect to complete the wind down of this business in the first half of 2019; and

- We increased earnings per share ("EPS") on an adjusted basis by more than 25%:

| | 2017 | | 2018 |
| --- | --- | --- | --- |
| GAAP EPS | $1.91 | ⇨ | $1.75 |
| Adjusted EPS* | $1.74 | ⇨ | $2.20 |

## Three-Year Total Stockholder Return

The following graph shows our three-year total stockholder return ("TSR") as compared to our peer group, as defined on page 24, the S&P 600 Capital Goods Index, and the S&P 500 Index for the period December 31, 2015 to December 31, 2018.



**Three-Year TSR from December 31, 2015 to December 31, 2018**

SPX: 200.2%
SPX Peers: 44.6%
S&P 600 Capital Goods: 35.8%
S&P 500: 22.7%

SPX Corporation
SPXC Peer Group
S&P 600 Capital Goods
S&P 500

## 2018 Compensation Highlights

Our executive compensation program has three primary elements: base salary, annual incentive, and long-term incentives. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Annual incentives reward the achievement of short-term goals, while long-term incentives drive our NEOs to focus on stockholder value creation. Based on our performance, and consistent with the design of our program, the Committee made the following executive compensation decisions for 2018:

- Base Salary. Annual salary increases ranged from 3% to 4%. These adjustments were a continuation of the effort to bring our NEOs' base salaries to the market median, commensurate with performance, over a three-year period. These adjustments also reflect the contributions made by our NEOs in connection with executing on key initiatives and the Company's strategic priorities over the course of 2018. For details, please see page 24 of this CD&A.

- Annual Incentive. Based on our performance results, awards under our Executive Bonus Program were paid at 94.8% of target. This payout applied to all our NEOs, with the exception of Mr. Swann, whose payout was 131.5% based on both business unit and corporate results. Mr. Swann is responsible for two of our businesses that delivered exceptional results. In addition, he was a key driver behind two successful acquisitions that we completed during the year. For details, please see page 25 of this CD&A.

- Long-Term Incentives. All of our NEOs received equity and equity-based awards in 2018. Target award amounts and the mix of vehicles used are described on page 26 of this CD&A. Performance for the measurement period of January 1, 2016 through December 31, 2018 exceeded maximum metric for both relative TSR and adjusted segment income* resulting in the maximum allowable payout capped at 150% for both performance based incentives. For details, please see page 26 of this CD&A.

\* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

† Exclusive of annual incentive adjustments.

## EXECUTIVE COMPENSATION PROGRAM

### *Reflecting the Voice of Our Stockholders*

We carefully consider the results of our stockholder Say-on-Pay vote from the previous year. At our 2018 Annual Meeting, approximately 97% of votes cast approved our executive compensation. Our results have improved year-over-year, and exceeded 90% approval each year since 2016, which we interpret as a strong endorsement of our compensation program's design and direction. We continue to actively seek and highly value the perspectives of our investors. During the year, we reached out to stockholders owning approximately 80% of our common stock. We have taken and will continue to take stockholder feedback into consideration as we evolve our compensation program. Most importantly, we are committed to ensuring that our ongoing program is designed in the best interests of both our stockholders and executives.

### Summary of Compensation Program

- Sets base salaries that are commensurate with peers, targeting market median for established performers;

- Emphasizes variable compensation programs, greater than 80% of CEO and greater than 65% of other NEOs pay at risk;

- Provides that a majority of long-term incentives to NEOs are performance based;

- Correlates between annual incentive payouts and stockholder returns, with 2018 targets that exceeded external commitments on operating income, cash flow, and revenue;

- Grants equity awards with double-trigger termination payments upon a change in control;

- Includes a relative TSR component of long-term incentives to align with stockholder value;

- Freezes historic defined benefit pension plans, with no NEO participants;

- Eliminates historic perquisites, such as retiree medical benefits; and

- Prohibits NEO hedging or pledging of our common stock.

### Our Compensation Principles

Our executive compensation program is centered around the following principles:

| | |
|---|---|
| **Alignment with Stockholders' Interests** | Executive officers' interests should be directly aligned with those of stockholders through a compensation program that emphasizes an appropriate balance of both short- and long-term financial performance and is directly affected by our stock price. Requiring executive officers to hold a meaningful amount of equity supports alignment to stockholder interests. |
| **Link to Business Priorities and Performance** | A significant portion of total compensation should be variable and subject to the attainment of certain specific and measurable performance goals and objectives. |
| **Competitiveness** | Target total compensation should be competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for leadership and market talent. |
| **Governance** | Maintaining best-practice executive compensation governance standards is critical to the decision-making process and the ability to manage risk. Doing so is in the best interests of our stockholders and executives. |

## Components of Total Direct Compensation

For 2018, we continued to focus on ensuring alignment of pay practices with stockholder interests and driving a pay-for-performance culture.

Design and philosophical characteristics of the SPX compensation program include:

- Base Salary. Annual salary for our NEOs is targeted at the market median of peer companies and is commensurate with performance, contributions, and overall experience.
- Annual Incentive. Performance metrics focus on delivering key annual objectives with financial targets directly tied to the achievement of goals related to operating income, cash flow, and revenue.
- Long-Term Incentives. Long-term incentive ("LTI") awards align compensation and long-term performance. Mix of vehicles include:
  - Stock Options ("Options") that vest ratably over a three-year period;
  - Performance Stock Units ("PSUs") tied to relative TSR ("r-TSR") and a peer group within the S&P 600 Capital Goods Index over a three-year performance measurement period, with potential payout range of 0% to 150% of target, and cannot exceed target if our TSR is negative;
  - Cash Performance Units ("CPUs") tied to cumulative adjusted segment income* over a three-year performance measurement period, with potential payout range of 0% to 150% of target; and
  - Restricted Stock Units ("RSUs") that vest ratably over a three-year period.

## Mix of Compensation Elements

The following charts show that for 2018 the mix of compensation elements targeted for our NEOs was heavily weighted toward variable compensation. The mix of LTI is based on the allocation value used in determining the number of units or options, as applicable, for each award.


CEO
Base Salary ~18%
Annual Incentive
PSUs
CPUs
Options
RSUs
~82% Variable Pay
Other NEOs
Base Salary ~32%
Annual Incentive
PSUs
CPUs
Options
RSUs
~68% Variable Pay

## Our CEO's Pay-for-Performance Alignment

The following chart shows our CEO's compensation relative to our TSR and compared with our peer group of companies listed on page 24, demonstrating how our executive compensation program aligns with performance. This chart is based on our three-year TSR; the average of our CEO's total compensation for 2016, 2017, and 2018 by percentile; and the average total compensation for CEOs at our peer companies, from their most recent three proxy statement filings.



\* Peer company compensation based on 2015, 2016, and 2017 target compensation data from each company's three most recent proxy statement filings.

While our CEO's relative pay rank falls below the median of our peer companies for 2018, our philosophy is to align executive compensation with that of our peers and provide variable incentive compensation that rewards executives at higher levels when superior performance is achieved.

# HOW DECISIONS FOR OUR NAMED EXECUTIVE OFFICERS WERE MADE

## Executive Compensation Practices

| What We Do | What We Do Not Do |
|---|---|
| ✓ Heavy emphasis on variable compensation | ✗ No multi-year guarantees of salary increases |
| ✓ Majority of long-term incentive awards are performance based | ✗ No tax gross-ups on termination payments following a change in control |
| ✓ Stock ownership guidelines | ✗ No hedging of Company stock |
| ✓ Clawback provisions | ✗ No pledging of Company stock |
| ✓ "Double-trigger" termination payments upon a change in control | ✗ No significant perquisites or defined benefit pension plans |
| ✓ Use of independent compensation consultant | ✗ No "single-trigger" termination payments upon a change in control |
| ✓ Regular risk assessments | ✗ No repricing or backdating stock options without stockholder approval |
| ✓ Annual reviews of share utilization | |
| ✓ Stockholder outreach | ✗ No cash buyout of underwater stock options without stockholder approval |
| ✓ Regular market assessments against our peer group | |

## The Role of the Compensation Committee

The Committee is responsible for overseeing the design and administration of the executive compensation program so that the program is consistent with our compensation philosophy. The Committee reviews compensation levels for all of our executive officers, including our NEOs. The Committee also makes all final compensation decisions regarding our NEOs and officers, except for the CEO, whose compensation is reviewed and approved by the full Board, excluding Mr. Lowe, based upon recommendations of the Committee.

The Committee also works very closely with its independent compensation consultant and with management to examine the effectiveness of the Company's executive compensation program. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which is available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

## The Role of Management

Certain members of our senior management team help prepare for and attend meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Committee members are allowed to vote on decisions regarding executive compensation. The Committee also receives recommendations from the CEO regarding the compensation of our other officers, including the other NEOs. The CEO does not participate in the deliberations of the Committee and Board regarding his own compensation.

## The Role of the Independent Compensation Consultant

The Committee engages an independent compensation consultant to provide expertise on competitive pay practices and compensation program design and an objective assessment of any inherent risks of any compensation programs. Pursuant to the authority granted to it under its charter, the Committee has retained Pearl Meyer as its independent consultant. The Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules, NYSE listing standards, and the requirements of the Compensation Committee Charter, and has determined that work performed by Pearl Meyer does not create a conflict of interest.

## The Role of the Peer Group

Our executive compensation program takes into account the compensation practices of companies with which we compete or could compete for executive talent. No changes were made to the peer group for 2018.

For purposes of setting 2018 executive compensation, the Committee used the following peer companies ("peer group"):

| SPX Peer Companies | |
|---|---|
| Actuant Corporation (ATU) | EnPro Industries, Inc. (NPO) |
| Altra Industrial Motion Corp. (AIMC) | Graco Inc. (GGG) |
| Babcock & Wilcox Enterprise, Inc. (BW) | Harsco Corporation (HSC) |
| Barnes Group Inc. (B) | IDEX Corp. (IEX) |
| Chart Industries, Inc. (GLTS) | Nordson Corporation (NDSN) |
| CIRCOR International, Inc. (CIR) | Regal Beloit Corporation (RBC) |
| Colfax Corp. (CFX) | Rexnord Corporation (RXN) |
| Crane Co. (CR) | SPX FLOW, Inc. (FLOW) |
| Curtiss-Wright Corporation (CW) | TriMas Corporation (TRS) |

Our peer companies were drawn from a pool of potential companies identified by our management either as key competitors for senior talent or as having businesses or serving end markets similar to our Company. These companies were further reviewed for appropriateness as peers by Pearl Meyer prior to Committee approval. The primary factors used to generate the group were as follows:

• Similar business mix to SPX;

• Similar end markets to SPX;

• Competitors for executive talent;

• Market capitalization; and

• Revenue of approximately 0.4 to 2.5 times SPX's revenue.

SPX annual revenues for 2018 are approximately at the median peer company.

The Committee reviews the peer group regularly to assure alignment and adds or removes companies as peers as it deems appropriate and necessary to maintain competitive and balanced alignment. The Committee uses the peer group data to assist in compensation decisions around base salary, short-term incentives, and long-term incentives, as well as in benchmarking other executive compensation matters.

## Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. Base salary levels are reviewed annually. When making adjustments, the Committee considers the Company's overall performance; the NEO's individual performance, experience, career potential, and tenure with the Company; and competitive market practices. The Committee approved increases in annual base salary, effective March 19, 2018, as reflected in the table below, to continue to improve the competitive market position of our NEO's base salaries relative to our peer group.

| Named Executive Officer | Base Salary (From 3/20/2017) | Base Salary (From 3/19/2018) | % Adjustment |
|---|---|---|---|
| Eugene J. Lowe, III | $825,956 | $850,735 | 3.0% |
| Scott W. Sproule | $445,281 | $458,639 | 3.0% |
| J. Randall Data | $430,440 | $445,506 | 3.5% |
| John W. Nurkin | $355,047 | $369,249 | 4.0% |
| John W. Swann, III | $418,180 | $430,726 | 3.0% |

## Annual Incentive

### Executive Bonus Program

Our Executive Bonus Program pays annual bonuses ranging from 0% to 200% of target by reference to three key metrics: adjusted operating income,* adjusted free cash flow,* and adjusted revenue.*

The Committee selected these metrics to be transparent and to provide clarity and consistency in calculating bonuses. In setting short-term incentive goals, SPX management and the Committee utilized a number of data points to focus targets on driving the Company's strategic priorities, including setting goals that incentivize delivery of annual objectives. Further, the use of adjusted* metrics is intended to drive management to focus on the performance of our go forward businesses, which exclude the South African and Heat Transfer businesses.

2018 targets were set to drive continued growth in operating income and to deliver adjusted free cash flow* in excess of 100% conversion of adjusted net income from continuing operations.* Adjusted revenue* targets were established in-line with our externally communicated strategy.

In our Process Cooling business, we continued to execute on a multi-year strategic transformation to shift the revenue mix of this business away from large, less profitable projects to more profitable services and components. As expected, this strategic shift has resulted in declines in the business's revenues in 2017 and 2018, but increases in the business's profitability.

In consideration of the continued impact of this strategic transformation, SPX management and the Committee excluded the anticipated net reduction in revenue for Process Cooling from the 2018 adjusted revenue* target. The 2018 adjusted operating income* and adjusted free cash flow* targets include the respective increases that were projected to result from the Process Cooling strategic transformation.

In addition, the Committee adjusted the 2018 targets to account for increased operating income, cash, and revenues resulting from acquisitions completed during the year.

The table below shows the 2018 threshold, target, and maximum goals for each of the relevant metrics under our Executive Bonus Program, as well as the actual performance results.

| Performance Metric and Weighting | Level of Performance ($ Millions) | | | | Payout % |
| --- | --- | --- | --- | --- | --- |
| | Threshold ($) | Target ($) | Maximum ($) | Actual ($) | |
| Adjusted Operating Income* (50%) | $ 133.5 | $ 151.6 | $ 169.0 | $ 147.9 | 89.7% |
| Adjusted Free Cash Flow* (25%) | $ 95.4 | $ 112.8 | $ 133.2 | $ 128.6 | 100.0% |
| Adjusted Revenue* (25%) | $1,201.2 | $1,232.2 | $1,273.2 | $1,263.2 | 100.0% |
| Total Corporate Results | | | | | 94.8% |

For 2018, adjusted operating income* of $147.9M resulted in an 89.7% payout, with a weighting of 50%. Adjusted free cash flow* of $128.6M resulted in a 100% payout, with a weighting of 25%. Adjusted revenue* of $1,263.2M resulted in a 100% payout, with a weighting of 25%. While we exceeded target for adjusted free cash flow* and adjusted revenue,* payout on these measures was capped at 100% because we did not hit target for adjusted operating income.* The cumulative payout for 2018 results was 94.8% of target for those NEOs with 100% of their bonus tied to corporate metrics.

Mr. Lowe, Mr. Sproule, Mr. Data, and Mr. Nurkin had bonus payouts based on corporate results, generating an overall payout of 94.8%. Mr. Swann, however, has a target incentive that includes both business unit and corporate results: 75% of his incentive is based on his role as President, Heating and Location & Inspection, including our Weil-McLain, Marley Engineered Products, Radiodetection and Cues businesses, and 25% is based on corporate metrics. For 2018, business unit performance achievement metric, prorated for acquisitions, was 143.7%, generating an overall payout of 131.5% for Mr. Swann.

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

## Executive Bonus Results for 2018

The table below shows the total annual bonuses earned by our NEOs for 2018.

| Named Executive Officer | Base Salary as of 12/31/2018 | Target Payout (as a % of Base Salary) | Bonus Achieved (% of Target Payout) | Total Bonus |
|---|---|---|---|---|
| Eugene J. Lowe, III | $850,735 | 100% | 94.8% | $806,497 |
| Scott W. Sproule | $458,639 | 70% | 94.8% | $304,353 |
| J. Randall Data | $445,506 | 65% | 94.8% | $274,521 |
| John W. Nurkin | $369,249 | 60% | 94.8% | $210,028 |
| John W. Swann, III | $430,726 | 60% | 131.5% | $339,828 |

## Long-Term Incentives

Long-term incentives are an integral part of our executive compensation program. They are designed to align the financial interests of our NEOs with those of our stockholders through performance-based compensation that correlates with the creation of long-term stockholder value. Our long-term incentive awards also support our executive retention strategy.

For 2018, the Committee approved the following mix of LTI awards, which awards were granted in February 2018 under our stockholder approved plans:

- Options that vest ratably over a three-year period;

- PSUs tied to r-TSR and a peer group within the S&P 600 Capital Goods Index over a three-year performance measurement period, with potential payout range of 0% to 150% of target, and cannot exceed target if our TSR is negative;

- CPUs tied to cumulative adjusted segment income* over a three-year performance measurement period, with potential payout range of 0% to 150% of target; and

- RSUs that vest ratably over a three-year period.

Our NEOs received the following long-term incentive award opportunities in 2018:

| Named Executive Officer | Target LTI Value | Units | | | |
|---|---|---|---|---|---|
| | | Options | PSUs | CPUs | RSUs |
| Eugene J. Lowe, III | $3,100,000 | 72,298 | 25,261 | 775,000 | 25,261 |
| Scott W. Sproule | $ 750,000 | 17,492 | 6,112 | 187,500 | 6,112 |
| J. Randall Data | $ 700,000 | 16,326 | 5,705 | 175,000 | 5,705 |
| John W. Nurkin | $ 505,000 | 11,778 | 4,116 | 126,250 | 4,116 |
| John W. Swann, III | $ 530,000 | 12,361 | 4,319 | 132,500 | 4,319 |

The allocation of Options were based on the SPX Black-Scholes valuation; RSUs and PSUs were based on the average closing fair market value of SPX stock for the 15 trading days immediately preceding the date of grant; and CPUs were valued at $1.00 per unit, with assumed payment at the 100% target amount.

## Stock Options

In 2018, awards of Options were granted to eligible participants, including each of the NEOs. The Committee approved the 2018 Option grants to the NEOs in February 2018. The 2018 Options grant agreement provides for time-based ratable vesting (of 33 ⅓ percent per year) over a three-year period (generally subject to continued employment during the period) with a maximum term of ten years. The Committee approves all grants of Options to be issued by the Company pursuant to approved equity grant guidelines.

## Performance Stock Units

The 2018 awards of PSUs provided eligible participants, including each of the NEOs, the opportunity to receive shares of common stock based on pre-established financial performance targets over a specified three-year period (and generally subject to continued employment during the performance period). The performance criteria for the PSUs are based on the r-TSR of SPX as compared to the results of a peer group within the S&P 600 Capital Goods Index. At grant date, this peer group was comprised of 61 companies that compete in similar markets. Payouts under the program are made in shares of our common stock and range from 0% to 150% based on our TSR achievement versus the peer group. Payout cannot exceed target if our TSR is negative.

## Cash Performance Units

As part of the 2018 long-term incentive program, participants, including each of the NEOs, have the opportunity to receive cash incentive payments based on SPX's performance over a specified three-year period in the form of CPUs (and generally subject to continued employment during the performance period). CPU payments are based on SPX's actual performance over the three-year performance cycle beginning with the fiscal year in which the CPU is granted. In February 2018, the Committee granted three-year CPUs with a performance period ending December 31, 2020. Payouts under the program range from 0% to 150% based on achievement of three-year cumulative adjusted segment income* targets, and each unit has a par value of $1.00.

Beginning with compensation awards made in 2019, the Committee has decided to no longer grant CPU awards and to proportionately increase PSU awards. As a result, all of the 2019 LTI compensation grants are comprised of equity-based awards. The Committee evaluates the Company's compensation programs annually and considers a number of factors when evaluating the components of LTI compensation, including equity use and dilution, compensation trends to attract and retain talent, and alignment of incentives with Company performance.

## Restricted Stock Units

As part of the 2018 long-term incentive program, participants, including each of the NEOs, received RSUs. The Committee approved the 2018 RSU grants to the NEOs in February 2018. The 2018 RSU grant agreement provides for time-based ratable vesting (of 33 $1/_3$ percent per year) over a three-year period (generally subject to continued employment during the period). The Committee approves all grants of RSUs to be issued by the Company pursuant to approved equity grant guidelines.

Outstanding equity awards are more fully described in the "Outstanding Equity Awards at Fiscal Year-End" table in "Executive Compensation," beginning on page 34.

## Performance Based Incentive Results for 2016-2018

- Performance Stock Units. The performance metric for PSUs measures r-TSR compared to a peer group within the S&P 600 Capital Goods Index. The grant of PSUs made in February 2016 covered the measurement period of January 1, 2016 through December 31, 2018. Total stockholder return delivered in the measurement period was 216%, which ranked in the 95th percentile, compared to threshold of 30th percentile, target of 50th percentile, and maximum of 75th percentile. The resulting performance achievement of the February 2016 grant exceeded the maximum allowable and, therefore, is capped at 150% payout of the PSUs. The final amount of the payout accounts for both the appreciation of the value of stock since the time of the grant and the 150% performance award.

- Cash Performance Units. The performance metric for CPUs measures three-year cumulative adjusted segment income.* The grant of CPUs made in February 2016 covered the measurement period of January 1, 2016 through December 31, 2018. Adjusted segment income* achieved in the measurement period was $545.8M, compared to threshold of $469.5M, target of $504.7M, and maximum of $537.5M. The resulting performance achievement of the February 2016 grant exceeded the maximum allowable and, therefore, is capped at 150% payout of the CPUs.

---

\* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

## OTHER PRACTICES, POLICIES, AND GUIDELINES

### Policy on Hedging

No SPX director or employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions.

### Policy on Pledging

No SPX director or officer may pledge SPX securities.

### Stock Ownership Guidelines

Our Stock Ownership Guidelines are designed to help ensure our officers' interests are closely aligned with those of our long-term stockholders. Additional detail can be found in "Ownership of Common Stock" on page 15.

### Impact on Compensation from Misconduct–Clawbacks

If the Board were to determine that a NEO had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but may include termination of employment and/or other appropriate actions.

We retroactively adjust compensation in the event of a restatement of financial or other performance results to the extent required by the Sarbanes-Oxley Act of 2002. Our executive bonus program provides for repayment or forfeiture of awards under specified circumstances if the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to the Company. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. Beginning in 2013, our equity award agreements have provided that awards are subject to any compensation recovery policy adopted by the Company, as amended from time to time.

### Other Benefits and Perquisites

We provide perquisites to attract and retain executives in a competitive marketplace, and we believe these benefits are generally consistent with market practices of our peer group and other comparable public industrial manufacturing companies. For a full listing of benefits and perquisites, see the "Summary Compensation Table" and accompanying footnotes beginning on page 31. We do not provide tax gross-up payments for perquisites.

Our CEO may utilize our aircraft for personal travel for himself and his family. Other executive officers may be permitted personal use of our aircraft for themselves and their families if approved by our CEO. We report the value of any personal use of our corporate aircraft by NEOs as ordinary taxable income and as compensation in the Summary Compensation Table on page 31.

### Retirement and Deferred Compensation Plans

**None of our NEOs participate in an SPX defined benefit pension plan.**

Our executives, along with the majority of our U.S.-based employee population, are eligible to receive matching contributions into the SPX Corporation Retirement Savings and Stock Ownership Plan (the "401(k) Plan"), a tax-qualified retirement savings plan. Matching contributions are immediately vested and are invested initially in the SPX Common Stock Fund in the form of units. This fund under the 401(k) Plan is primarily invested in SPX common stock, with a small portion of the fund in cash, for purposes of administrative convenience.

Executive officers and other senior-level management employees are also eligible to participate in the SPX Corporation Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses.

For more information regarding these plans, see the Nonqualified Deferred Compensation table and accompanying narrative and footnotes, beginning on page 36.

## Termination and Change-in-Control Provisions

As described below, all our NEOs, except our CEO, have entered into the current form of our change-in-control agreement as filed with the SEC.

On September 28, 2015, the Committee recommended, and the Board approved, an employment agreement and a change-in-control agreement for Mr. Lowe, President and Chief Executive Officer, and severance benefit agreements and change-in-control agreements for all other executive officers. The Committee reviews these agreements annually considering stakeholder interests and market competitiveness and will address adjustments as it deems appropriate.

Our severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Executives often assign significant value to severance agreements because these agreements provide compensation for lost professional opportunities in the event of a negative qualifying event following a change-in-control.

Severance agreements can also be a powerful tool to discourage entrenchment of management, in that these agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. Our severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements. As described above, all our NEOs, except our CEO, have entered into the most current form of our severance benefit agreement as filed with the SEC.

We utilize a double-trigger in the event of a change-in-control. If the executive officer experiences a qualifying negative employment action following a change-in-control, then the executive officer becomes immediately vested in all previously-granted unvested SPX equity, including shares subject to performance vesting, at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and we believe it is appropriate in the event of termination following a change-in-control.

Severance and change-in-control terms are further discussed and quantified in "Potential Payments Upon Termination or Change-in-Control," beginning on page 37.

## Notes

The discussion of performance targets in this CD&A is exclusively in the context of executive compensation and should not be used for any other purpose or regarded as an indication of management's expectations of future results.

References to "bonus" or "bonuses" in this CD&A and the compensation tables are to our annual performance-based payments reflected as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" on page 31 and "Estimated Future Payouts under Non-Equity Incentive Plan Awards" in the "Grants of Plan-Based Awards" table on page 33.

# Risk Analysis

Management regularly monitors and reviews our compensation program and the related risks and reports its findings to the Committee.

We do not believe our compensation policies and practices give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- The variable portions of compensation (cash incentive and equity awards) are designed to reward both annual performance and longer-term performance. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our Company's long-term best interests.

- For business unit level executives, a significant percentage of their compensation is based on the performance of our Company as a whole. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating business unit to the detriment of our Company as a whole.

- Our executive officers are subject to stock ownership guidelines that we believe incentivize our executives to consider the long-term interests of our Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price.

- The Committee exercises risk oversight of our executive compensation program.

- A qualitative risk assessment concluded that our plans do not have an unreasonable ratio between fixed and variable compensation. The annual bonus plans are capped at specified maximum percentages, which limits incentives to undertake excessive risk.

- The executive and management annual bonus plans also have clawback provisions relating to any fraud, manipulation, or negligence in connection with computation of performance measures or payments under the plans.

- Incentive plans are primarily determined by a formula tied directly to Company performance.

- Sales incentive plans are regularly reviewed.

- In addition to the structure of our plans, we mitigate any risk that may be generated by compensation plans through management oversight, compliance training and enforcement, and periodic reviews.

No single SPX business unit carries a significant portion of the Company's risk profile, or has compensation structured in a significantly different manner than other business units within the Company, regardless of relative business unit profitability or compensation expense as a percentage of revenues.

Management does not believe that any of the design features pose a significant concern. Based upon this analysis, we determined that the compensation programs do not present a material risk.

# Compensation Committee Report

The Compensation Committee of the SPX Board of Directors consists of four directors. Each of the Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. The Committee reviews SPX's "Compensation Discussion and Analysis" on behalf of the Board.

The Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management, and based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and SPX's Annual Report on Form 10-K for the year ended December 31, 2018.

Compensation Committee,

David A. Roberts, Chairman
Ricky D. Puckett
Ruth G. Shaw
Robert B. Toth

# Compensation Tables

## SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our named executive officers during 2018. The "named executive officers" or "NEOs" are our Chief Executive Officer, our Chief Financial Officer, and our next three most highly compensated officers.

| Name and Principal Position | Year | Salary ($)[1] | Bonus ($) | Stock Awards ($)[2] | Option Awards ($)[3] | Non-Equity Incentive Plan Compensation ($)[4a] [4b] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Eugene J. Lowe, III *President and Chief Executive Officer* | 2018 | $845,508 | $ — | $1,725,579 | $842,995 | $1,750,186 | $ — | $130,254 | $5,294,522 |
| | 2017 | $817,551 | $ — | $1,654,860 | $791,088 | $1,548,723 | $ — | $ 79,241 | $4,891,463 |
| | 2016 | $784,084 | $ — | $1,844,703 | $768,237 | $ 654,472 | $ — | $ 53,494 | $4,104,990 |
| Scott W. Sproule *Vice President, Chief Financial Officer and Treasurer* | 2018 | $455,821 | $ — | $ 417,510 | $203,957 | $ 540,275 | $ — | $ 24,882 | $1,642,445 |
| | 2017 | $439,055 | $ — | $ 399,501 | $190,954 | $ 584,452 | $ — | $ 46,892 | $1,660,854 |
| | 2016 | $414,806 | $ — | $ 461,176 | $192,056 | $ 242,366 | $ — | $ 49,623 | $1,360,027 |
| J. Randall Data *President, South Africa and Global Operations* | 2018 | $442,327 | $ — | $ 389,708 | $190,361 | $ 463,259 | $ — | $ 44,326 | $1,529,981 |
| | 2017 | $425,645 | $ — | $ 370,928 | $177,322 | $ 524,618 | $ — | $ 33,566 | $1,532,079 |
| | 2016 | $406,251 | $ — | $ 368,941 | $153,644 | $ 203,674 | $ — | $ 32,532 | $1,165,042 |
| John W. Nurkin *Vice President, General Counsel and Secretary* | 2018 | $366,253 | $ — | $ 281,164 | $137,331 | $ 366,681 | $ — | $ 43,735 | $1,195,164 |
| | 2017 | $350,752 | $ — | $ 271,096 | $129,581 | $ 399,442 | $ — | $ 32,558 | $1,183,429 |
| | 2016 | $333,868 | $ — | $ 306,197 | $127,525 | $ 167,207 | $ — | $ 18,862 | $ 953,659 |
| John W. Swann, III *President, Heating and Location & Inspection* | 2018 | $428,079 | $ — | $ 295,031 | $144,129 | $ 500,255 | $ — | $ 37,957 | $1,405,451 |
| | 2017 | $415,577 | $ — | $ 265,370 | $126,854 | $ 233,344 | $ — | $ 36,919 | $1,078,064 |
| | 2016 | $404,689 | $ — | $ 313,600 | $130,599 | $ 50,669 | $ — | $ 35,110 | $ 934,667 |

(1)   NEOs are eligible to defer up to 50% of their salaries into the 401(k) Plan; and the SRSP. In 2018, the following NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

| Name | Deferred into 401(k) Plan | Deferred into SRSP |
|---|---|---|
| Eugene J. Lowe, III | $12,707 | $41,171 |
| Scott W. Sproule | $10,276 | $ — |
| J. Randall Data | $ 5,794 | $21,555 |
| John W. Nurkin | $ 5,462 | $23,815 |
| John W. Swann, III | $12,063 | $52,112 |

(2)   Stock Award grants are generally subject to performance or time-vesting conditions. The amounts reported in the above table were calculated in accordance with FASB Accounting Standard Codification Topic 718 ("Topic 718") to reflect their grant date fair-value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2018, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 33, for more information on these grants. Amount presented for 2018 assumes achievement at the target performance level. At the maximum performance level, Mr. Lowe would receive $1,349,695, Mr. Sproule would receive $326,564, Mr. Data would receive $304,818; Mr. Nurkin would receive $219,918, and Mr. Swann would receive $230,764.

(3)   Option Awards reflect the fair-value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2018, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 33, for more information on these grants.

(4a)   In 2019, the year in which they received the 2018 bonus payout, the following NEOs deferred the following portions of their bonuses into the 401(k) Plan and the SRSP:

| Name | Deferred into 401(k) Plan | Deferred into SRSP |
|---|---|---|
| Eugene J. Lowe, III | $ 5,912 | $41,406 |
| Scott W. Sproule | $ 8,416 | $ — |
| J. Randall Data | $16,433 | $ — |
| John W. Nurkin | $13,319 | $ 83 |
| John W. Swann, III | $ 6,575 | $21,399 |

(4b)   Includes the following CPU payouts for the 2016-2018 performance period, based on 150% maximum performance achieved:

| Name | Cash Performance Unit |
|---|---|
| Eugene J. Lowe, III | $943,689 |
| Scott W. Sproule | $235,922 |
| J. Randall Data | $188,738 |
| John W. Nurkin | $156,653 |
| John W. Swann, III | $160,427 |

(5)   All Other Compensation for 2018 for NEOs is outlined in the table below:

| All Other Compensation | Eugene J. Lowe, III | Scott W. Sproule | J. Randall Data | John W. Nurkin | John W. Swann, III |
|---|---|---|---|---|---|
| Financial Planning | $ 925 | $ — | $10,948 | $ 475 | $ 1,780 |
| Executive Physical | $ — | $ — | $ — | $ 120 | $ 268 |
| SPX Foundation Matching Gift[a] | $ 7,000 | $10,000 | $ — | $ 2,700 | $ — |
| Company Aircraft Personal Use[b] | $ 20 | $ 20 | $ 20 | $ 20 | $ 10 |
| Group Term Life (>50k) | $ 2,622 | $ 1,112 | $ 1,645 | $ 2,149 | $ 2,840 |
| Retirement Savings Plan Match | $ 13,750 | $13,750 | $13,750 | $13,750 | $13,750 |
| Supplemental Retirement Savings Plan Match | $105,937 | $ — | $17,963 | $24,521 | $19,309 |
| **Total** | **$130,254** | **$24,882** | **$44,326** | **$43,735** | **$37,957** |

(a)  We will make matching donations for charitable contributions made by employees up to a total of $5,000 per annum. We will make matching donations for executive officers up to a total of $10,000. Amounts represented are the matching contributions for 2018.

(b)  Represents guest travel accompanying executive officer on business travel. The value shown reflects the incremental costs (e.g., food and beverage).

## CEO Employment Agreement

The above benefits for Mr. Lowe are provided pursuant to the terms of his employment agreement. His employment agreement provides for annual base salary levels, annual incentive compensation opportunity, severance entitlements, and allowance amounts for annual income tax return preparation and financial planning. The initial term of Mr. Lowe's employment agreement expired on December 31, 2017, and the agreement automatically renews in additional subsequent one year-long terms unless at least 180 days prior to the expiration of any subsequent extended term one of the parties provides the other party with a written notice of non-renewal.

See "Compensation Discussion and Analysis," beginning on page 18, for further discussion and explanation of each element of compensation.

## CEO Pay Ratio

For 2018, our last completed fiscal year, the median of the annual total compensation of all employees of the Company (other than our CEO) was $63,232 and the annual total compensation of our CEO was $5,294,522. Based on this information, for 2018 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was 84 to 1.

To identify the median employee, we conducted a full analysis of our total employee population as of December 31, 2018, without the use of statistical sampling. We determined our median employee using "total compensation" paid during the full year 2018. Total compensation consisted of gross wages to include base wages, overtime, shift differential, incentives, paid time off, and perquisites, as applicable. We did not annualize gross wages for employees who were not employed for the full year in 2018. For those employees located outside of the US, currencies were converted to US Dollars using the posted Bloomberg market rates as of December 27, 2018. We have an even number of employees when not including the CEO, therefore there are two employees for whom the number of employees with greater "total compensation" equals the number of employees with less "total compensation." From those two employees, we selected as the median employee the one with lower "total compensation." We then calculated the annual total compensation of the median employee using the same methodology used in calculating the annual total compensation of our CEO, as reported in the "Summary Compensation Table" on page 31. The selection of the higher compensated of the two employees as the median employee instead of the one selected would not have affected the ratio presented above, as the difference in total annual compensation of the two employees was less than $70.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K of the SEC using the data and methodology summarized above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the median employee compensation amount and CEO pay ratio reported by other companies may not be comparable to the amount and ratio reported above.

# GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding equity and non-equity awards granted to the NEOs in 2018.

| Name | Grant Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares or Stock Units (#)[4] | Stock Option Awards (#)[5] | Exercise Price of Stock Option Awards ($) | Grant Date Fair Value of Stock and Option Awards ($)[6] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold (#)[2] | Target (#)[2] | Maximum (#)[2] | Threshold (#)[3] | Target (#)[3] | Maximum (#)[3] | | | | |
| Eugene J. Lowe, III | 2/12/2018 | 425,368 | 850,735 | 1,701,470 | | | | | | | |
| | 2/22/2018 | | | | 12,631 | 25,261 | 37,892 | | | | $899,797 |
| | 2/22/2018 | 387,500 | 775,000 | 1,162,500 | | | | | | | |
| | 2/22/2018 | | | | | | | 25,261 | | | $825,782 |
| | 2/22/2018 | | | | | | | | 72,298 | $32.69 | $842,995 |
| Scott W. Sproule | 2/12/2018 | 160,524 | 321,047 | 642,095 | | | | | | | |
| | 2/22/2018 | | | | 3,056 | 6,112 | 9,168 | | | | $217,709 |
| | 2/22/2018 | 93,750 | 187,500 | 281,250 | | | | | | | |
| | 2/22/2018 | | | | | | | 6,112 | | | $199,801 |
| | 2/22/2018 | | | | | | | | 17,492 | $32.69 | $203,957 |
| J. Randall Data | 2/12/2018 | 144,789 | 289,579 | 579,157 | | | | | | | |
| | 2/22/2018 | | | | 2,853 | 5,705 | 8,558 | | | | $203,212 |
| | 2/22/2018 | 87,500 | 175,000 | 262,500 | | | | | | | |
| | 2/22/2018 | | | | | | | 5,705 | | | $186,496 |
| | 2/22/2018 | | | | | | | | 16,326 | $32.69 | $190,361 |
| John W. Nurkin | 2/12/2018 | 110,775 | 221,549 | 443,099 | | | | | | | |
| | 2/22/2018 | | | | 2,058 | 4,116 | 6,174 | | | | $146,612 |
| | 2/22/2018 | 63,125 | 126,250 | 189,375 | | | | | | | |
| | 2/22/2018 | | | | | | | 4,116 | | | $134,552 |
| | 2/22/2018 | | | | | | | | 11,778 | $32.69 | $137,331 |
| John W. Swann, III | 2/12/2018 | 129,218 | 258,435 | 516,871 | | | | | | | |
| | 2/22/2018 | | | | 2,160 | 4,319 | 6,479 | | | | $153,843 |
| | 2/22/2018 | 66,250 | 132,500 | 198,750 | | | | | | | |
| | 2/22/2018 | | | | | | | 4,319 | | | $141,188 |
| | 2/22/2018 | | | | | | | | 12,361 | $32.69 | $144,129 |

(1) The Committee approved the 2018 bonuses to each of the NEOs on February 12, 2018 and the 2018 LTI awards to each of the NEOs on February 22, 2018. The 2018 LTI awards are generally subject to continued employment through the applicable performance or vesting period.

(2) Represents the potential payout for 2018 bonuses and three-year CPUs. For bonuses, threshold payout is 50% of target and maximum payout is 200% of target. For CPUs, threshold payout is 50% of target and maximum payout is 150% of target, and is based on three-year cumulative segment income goals for 2018-2020. CPU par value is $1.00 per unit.

(3) Represents the potential payout for the PSUs granted on February 22, 2018. For the PSUs, threshold payout is 50% of target and maximum payout is 150% of target, and is based on the three-year r-TSR versus a peer group within the S&P 600 Capital Goods Index for 2018-2020. Payout is capped at target if our TSR is negative.

(4) Represents the RSU awards for 2018. RSUs are time-based and do not have a performance requirement for vesting. The time-based awards vest 33 1/3 percent per year over three years on February 22, 2019, February 22, 2020, and February 22, 2021.

(5) Represents the number of Options awarded on the grant date, and vest 33 1/3 percent per year over three years on February 22, 2019, February 22, 2020, and February 22, 2021.

(6) Represents the grant date fair value, based on the closing price of our stock on the date of grant for RSUs. PSU grant date fair value is based on the Monte-Carlo simulation and Option valuation is based on the SPX Black-Scholes valuation on the date of grant. Fair value is based on Topic 718. See the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2018, for the assumptions made in the valuation of these awards.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table details the outstanding equity awards held by each of our NEOs at December 31, 2018.

| Name | Award Date | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Option Unexercisable (#)[1] | Number of Securities Underlying Unexercised Option Exercisable (#)[1] | Option Exercise Price ($)[2] | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3] | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3] |
| Eugene J. Lowe, III | 1/2/2015 | | 45,776 | $21.16 | 1/2/2025 | | | | |
| | 10/13/2015 | | 332,673 | $12.36 | 10/13/2025 | | | | |
| | 3/2/2016 | | | | | 20,767[4a] | $581,684 | | |
| | 3/2/2016 | | | | | | | 93,450[4b] | $2,617,535 |
| | 3/2/2016 | 62,307 | 124,612 | $12.85 | 3/2/2026 | | | | |
| | 3/1/2017 | | | | | 19,074[5a] | $534,263 | | |
| | 3/1/2017 | | | | | | | 42,917[5b] | $1,202,091 |
| | 3/1/2017 | 54,937 | 27,468 | $27.40 | 3/1/2027 | | | | |
| | 2/22/2018 | | | | | 25,261[6a] | $707,561 | | |
| | 2/22/2018 | | | | | | | 25,261[6b] | $ 707,561 |
| | 2/22/2018 | 72,298 | | $32.69 | 2/22/2028 | | | | |
| Scott W. Sproule | 10/13/2015 | | 83,168 | $12.36 | 10/13/2025 | | | | |
| | 3/2/2016 | | | | | 5,192[4a] | $145,428 | | |
| | 3/2/2016 | | | | | | | 23,363[4b] | $ 654,384 |
| | 3/2/2016 | 15,577 | 31,152 | $12.85 | 3/2/2026 | | | | |
| | 3/1/2017 | | | | | 4,605[5a] | $128,986 | | |
| | 3/1/2017 | | | | | | | 10,361[5b] | $ 290,198 |
| | 3/1/2017 | 13,261 | 6,630 | $27.40 | 3/1/2027 | | | | |
| | 2/22/2018 | | | | | 6,112[6a] | $171,197 | | |
| | 2/22/2018 | | | | | | | 6,112[6b] | $ 171,197 |
| | 2/22/2018 | 17,492 | | $32.69 | 2/22/2028 | | | | |
| J. Randall Data | 10/13/2015 | | 66,535 | $12.36 | 10/13/2025 | | | | |
| | 3/2/2016 | | | | | 4,154[4a] | $116,354 | | |
| | 3/2/2016 | | | | | | | 18,690[4b] | $ 523,507 |
| | 3/2/2016 | 12,461 | 24,922 | $12.85 | 3/2/2026 | | | | |
| | 3/1/2017 | | | | | 4,276[5a] | $119,771 | | |
| | 3/1/2017 | | | | | | | 9,620[5b] | $ 269,442 |
| | 3/1/2017 | 12,314 | 6,157 | $27.40 | 3/1/2027 | | | | |
| | 2/22/2018 | | | | | 5,705[6a] | $159,797 | | |
| | 2/22/2018 | | | | | | | 5,705[6b] | $ 159,797 |
| | 2/22/2018 | 16,326 | | $32.69 | 2/22/2028 | | | | |
| John W. Nurkin | 10/13/2015 | | 55,224 | $12.36 | 10/13/2025 | | | | |
| | 3/2/2016 | | | | | 3,447[4a] | $ 96,550 | | |
| | 3/2/2016 | | | | | | | 15,512[4b] | $ 434,477 |
| | 3/2/2016 | 10,343 | 20,685 | $12.85 | 3/2/2026 | | | | |
| | 3/1/2017 | | | | | 3,125[5a] | $ 87,531 | | |
| | 3/1/2017 | | | | | | | 7,031[5b] | $ 196,924 |
| | 3/1/2017 | 8,999 | 4,499 | $27.40 | 3/1/2027 | | | | |
| | 2/22/2018 | | | | | 4,116[6a] | $115,289 | | |
| | 2/22/2018 | | | | | | | 4,116[6b] | $ 115,289 |
| | 2/22/2018 | 11,778 | | $32.69 | 2/22/2028 | | | | |
| John W. Swann, III | 10/13/2015 | | 66,535 | $12.36 | 10/13/2025 | | | | |
| | 3/2/2016 | | | | | 3,531[4a] | $ 98,903 | | |
| | 3/2/2016 | | | | | | | 15,887[4b] | $ 444,981 |
| | 3/2/2016 | 10,592 | 21,184 | $12.85 | 3/2/2026 | | | | |
| | 3/1/2017 | | | | | 3,059[5a] | $ 85,683 | | |
| | 3/1/2017 | | | | | | | 6,882[5b] | $ 192,765 |
| | 3/1/2017 | 8,810 | 4,404 | $27.40 | 3/1/2027 | | | | |
| | 2/22/2018 | | | | | 4,319[6a] | $120,975 | | |
| | 2/22/2018 | | | | | | | 4,319[6b] | $ 120,975 |
| | 2/22/2018 | 12,361 | | $32.69 | 2/22/2028 | | | | |

(1) Unvested Options are subject to satisfaction of vesting criteria for the applicable year. Options awarded to Mr. Lowe on January 2, 2015, vest at the rate of 33 ⅓ percent per year with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. Options awarded to NEOs on October 13, 2015, vested in their entirety on October 13, 2018. Options awarded to NEOs on March 2, 2016, vest at the rate of 33 ⅓ percent per year with vesting dates of March 2, 2017, March 2, 2018, and March 2, 2019. Options awarded to NEOs on March 1, 2017, vest at the rate of 33 ⅓ percent per year with vesting dates of March 1, 2018, March 1, 2019, and March 1, 2020. Options awarded to NEOs on February 22, 2018, vest at the rate of 33 ⅓ percent per year with vesting dates of February 22, 2019, February 22, 2020, and February 22, 2021. LTI awards are generally subject to continued employment through the applicable vesting period.

(2) Based on the closing price of our common stock on the award date adjusted when applicable for the Spin-Off.

(3) Based on the closing price of our common stock of $28.01 on December 31, 2018.

(4a) RSUs awarded on March 2, 2016, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of March 2, 2017, March 2, 2018, and March 2, 2019. LTI awards are generally subject to continued employment through the applicable vesting period.

(4b) PSUs awarded on March 2, 2016, vested on February 11, 2019, upon Committee certification of achievement of external performance criteria for the three-year performance period. The Committee certified 150% achievement and these awards were distributed on February 22, 2019 at maximum performance. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented based on achievement at the maximum performance level.

(5a) RSUs awarded on March 1, 2017, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of March 1, 2018, March 1, 2019, and March 1, 2020. LTI awards are generally subject to continued employment through the applicable vesting period.

(5b) PSUs awarded on March 1, 2017, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the maximum performance level.

(6a) RSUs awarded on February 22, 2018, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of February 22, 2019, February 22, 2020, and February 22, 2021. LTI awards are generally subject to continued employment through the applicable vesting period.

(6b) PSUs awarded on February 22, 2018, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the target performance level.

## OPTION EXERCISES AND STOCK VESTED IN 2018

The following table sets forth stock vested for each of our NEOs in 2018. Our NEOs did not exercise any Options in 2018.

| | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
| Eugene J. Lowe, III | — | $ — | 136,248 | $4,097,396 |
| Scott W. Sproule | — | $ — | 41,935 | $1,282,463 |
| J. Randall Data | — | $ — | 33,260 | $ 997,050 |
| John W. Nurkin | — | $ — | 29,188 | $ 897,397 |
| John W. Swann, III | — | $ — | 30,498 | $ 921,868 |

(1) The value realized on vesting of stock awards includes RSUs that vested on January 2, 2018, based on a market value of $31.39, for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. The value realized on vesting of stock awards also includes RSUs that vested on March 1, 2018, based on a market value of $31.23 for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. The value realized on vesting of stock awards also includes RSUs that vested on March 2, 2018, based on a market value of $30.81 for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. For Mr. Sproule and Mr. Nurkin, the value also includes RSUs that vested August 20, 2018, based on a market value of $34.63. The value realized on vesting of stock awards includes RSUs that vested on October 15, 2018, based on a market value of $29.75 for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. For Mr. Data, the value also includes RSUs that vested October 15, 2018, based on a market value of $29.75.

## PENSION BENEFITS

**No SPX executive officer participates in an SPX defined benefit pension plan.**

## NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information relating to the SPX Corporation Supplemental Retirement Savings Plan ("SRSP") for NEOs in 2018. Other members of senior-level management are also eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Eligible executives may defer up to 50% of their base compensation (excluding annual bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and annual bonus deferral elections are made prior to the beginning of the year to which they relate.

A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan, and the deferrals and match are allocated to the fund(s) under the SRSP as selected by the participant.

In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (1) increased by (a) amounts contributed by the participant to the 401(k) Plan and the SPX Corporation Flexible Spending Account Plans, and (b) vacation and holiday pay paid after termination of employment; and (2) decreased by (a) reimbursements or other expense allowances, (b) fringe benefits (cash and non-cash), (c) moving expenses, (d) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (e) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations, and group term life insurance coverage in excess of $50,000, (f) pay in lieu of notice, (g) deferred compensation, (h) the value of restricted shares and other equity awards, and (i) severance pay paid after termination of employment.

All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the same investment choices available in the 401(k) Plan, except that the SPX Company Stock Fund and a stable value fund are not available under the SRSP. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. All amounts deferred under the SRSP after 2009 will be paid in a lump-sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years), or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age 70½).

| Name | Executive Contributions in Last FY ($)[1] | Registrant Contributions in Last FY ($)[2] | Aggregate Earnings in Last FY ($)[3] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|
| Eugene J. Lowe, III | $127,125 | $105,937 | $33,814 | $ — | $681,686 |
| Scott W. Sproule | $ — | $ — | $34,329 | $ — | $555,193 |
| J. Randall Data | $ 21,555 | $ 17,963 | $ 6,145 | $ — | $117,050 |
| John W. Nurkin | $ 38,141 | $ 23,838 | $15,064 | $ — | $235,284 |
| John W. Swann, III | $ 57,927 | $ 19,309 | $41,613 | $ — | $531,664 |

(1) Contributions to the SRSP consisted of the following amounts reported in the Summary Compensation Table.

| Name | 2018 Salary | 2017 Non-Equity Incentive Plan Compensation |
|---|---|---|
| Eugene J. Lowe, III | $41,171 | $85,954 |
| Scott W. Sproule | $ — | $ — |
| J. Randall Data | $21,555 | $ — |
| John W. Nurkin | $23,815 | $15,418 |
| John W. Swann, III | $52,112 | $ 5,815 |

(2) Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3) Aggregate earnings under the SRSP are not above market and, accordingly, are not included in the Summary Compensation Table.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our NEOs are covered by change-in-control agreements, severance agreements, and stock plan award agreements governing compensation in the event of a termination of employment or a change in control of our Company. In addition, we have entered into an employment agreement with Mr. Lowe in lieu of a severance agreement. The following tables set forth the expected benefits to be received by each NEO in the event of their termination resulting from various scenarios, assuming a termination date of December 31, 2018 and a stock price of $28.01, our closing stock price on December 31, 2018 the last trading day of fiscal 2018. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables.

| Eugene J. Lowe, III | (a) Voluntary Resignation or (b) Involuntary Termination For Cause | Disability | Death Pre-retirement | Involuntary Without Cause/ Voluntary Resignation for Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|
| Salary | $ — | $ — | $ — | $ 1,701,470[1] | $ 2,552,205[2] |
| Bonus | $ — | $ 850,735[3] | $ 850,735[3] | $ 3,097,446[4] | $ 4,646,169[5] |
| Value of Accelerated Equity | $ — | $6,072,306[6] | $6,072,306[6] | $ 5,112,137[7] | $ 6,072,306[6] |
| Value of Accelerated CPUs | $ — | $2,129,126[8] | $2,129,126[8] | $ 2,129,126[8] | $ 2,129,126[8] |
| All Other Compensation | $81,801[9] | $ 81,801[9] | $ 81,801[9] | $ 182,103[10] | $ 248,542[11] |
| TOTAL | $81,801 | $9,133,968 | $9,133,968 | $12,222,282 | $15,648,348 |

| Scott W. Sproule | (a) Voluntary Resignation or (b) Involuntary Termination For Cause | Disability | Death Pre-retirement | Involuntary Without Cause/ Voluntary Resignation for Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|
| Salary | $ — | $ — | $ — | $ 458,639[12] | $ 917,278[1] |
| Bonus | $ — | $ 321,047[3] | $ 321,047[3] | $ 584,452[13] | $1,168,904[4] |
| Value of Accelerated Equity | $ — | $1,494,781[6] | $1,494,781[6] | $ 943,410[7] | $1,494,781[6] |
| Value of Accelerated CPUs | $ — | $ 519,781[8] | $ 519,781[8] | $ 519,781[8] | $ 519,781[8] |
| All Other Compensation | $44,100[9] | $ 44,100[9] | $ 44,100[9] | $ 107,300[14] | $ 148,639[15] |
| TOTAL | $44,100 | $2,379,709 | $2,379,709 | $2,613,582 | $4,249,383 |

| J Randall Data | (a) Voluntary Resignation or (b) Involuntary Termination For Cause | Disability | Death Pre-retirement | Involuntary Without Cause/ Voluntary Resignation for Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|
| Salary | $ — | $ — | $ — | $ 445,506[12] | $ 891,011[1] |
| Bonus | $ — | $ 289,579[3] | $ 289,579[3] | $ 524,618[13] | $1,049,236[4] |
| Value of Accelerated Equity | $ — | $1,284,490[6] | $1,284,490[6] | $ 771,146[7] | $1,284,490[6] |
| Value of Accelerated CPUs | $ — | $ 463,325[8] | $ 463,325[8] | $ 463,325[8] | $ 463,325[8] |
| All Other Compensation | $42,837[9] | $ 42,837[9] | $ 42,837[9] | $ 103,571[14] | $ 142,444[15] |
| TOTAL | $42,837 | $2,080,231 | $2,080,231 | $2,308,166 | $3,830,506 |

| John W. Nurkin | (a) Voluntary Resignation or (b) Involuntary Termination For Cause | Disability | Death Pre-retirement | Involuntary Without Cause/ Voluntary Resignation for Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|
| Salary | $ — | $ — | $ — | $ 369,249[12] | $ 738,498[1] |
| Bonus | $ — | $ 221,549[3] | $ 221,549[3] | $ 399,442[13] | $ 798,884[4] |
| Value of Accelerated Equity | $ — | $1,000,614[6] | $1,000,614[6] | $ 627,932[7] | $1,000,614[6] |
| Value of Accelerated CPUs | $ — | $ 349,435[8] | $ 349,435[8] | $ 349,435[8] | $ 349,435[8] |
| All Other Compensation | $35,505[9] | $ 35,505[9] | $ 35,505[9] | $ 86,389[14] | $ 116,177[15] |
| TOTAL | $35,505 | $1,607,103 | $1,607,103 | $1,832,447 | $3,003,608 |

| John W. Swann, III | (a) Voluntary Resignation or (b) Involuntary Termination For Cause | Disability | Death Pre-retirement | Involuntary Without Cause/ Voluntary Resignation for Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|
| Salary | $ — | $ — | $ — | $ 430,726[12] | $ 861,451[1] |
| Bonus | $ — | $ 258,435[3] | $ 258,435[3] | $ 339,828[13] | $ 679,656[4] |
| Value of Accelerated Equity | $ — | $1,020,307[6] | $1,020,307[6] | $ 641,962[7] | $1,020,307[6] |
| Value of Accelerated CPUs | $ — | $ 355,701[8] | $ 355,701[8] | $ 355,701[8] | $ 355,701[8] |
| All Other Compensation | $41,416[9] | $ 41,416[9] | $ 41,416[9] | $ 90,997[14] | $ 115,132[15] |
| TOTAL | $41,416 | $1,675,859 | $1,675,859 | $1,859,214 | $3,032,247 |

(1)    Two times current base salary.

(2)    Three times current base salary.

(3)    Reflects annual bonus, which is equal to a pro-rated portion of the highest of actual bonus for year preceding termination or current-year target bonus.

(4)    Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current-year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(5)    Three times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(6)    Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options.

(7)    Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options, which would have otherwise vested within two years of termination for Mr. Lowe and within one year for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann.

(8)    Represents the accelerated vesting of all unvested CPUs at assumed target performance level.

(9)    Other compensation includes payout of accrued vacation (up to five weeks of base salary).

(10)   Sum of other compensation for Mr. Lowe includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $50,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The Company cost of health and welfare benefit continuation for 2 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

(11)   Sum of other compensation for Mr. Lowe includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $50,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The full cost of health and welfare and vision benefit continuation for 3 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 3 years.

(12) One times current base salary.

(13) One times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(14) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $35,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The Company cost of health and welfare benefit continuation for 1 year.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 1 year.

(15) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $35,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The full cost of health and welfare and vision benefit continuation for 2 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

# Equity Compensation Plan Information

The following table provides information as of December 31, 2018, about SPX common stock that may be issued upon the exercise of options and rights under all our existing equity compensation plans, each of which was approved by our stockholders. These plans include 2002 Stock Compensation Plan (and its predecessor plan, the 1992 Stock Compensation Plan) and the 2006 Non-Employee Directors' Stock Incentive Plan.

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)[1] | Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)[2] | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] |
| --- | --- | --- | --- |
| Equity Compensation Plans Approved By Stockholders | 2,369,365 | 16.58 | 1,709,744 |
| Total | 2,369,365 | 16.58 | 1,709,744 |

[1]    Comprised of 1,717,253 shares issuable upon the exercise of outstanding Options and 652,112 shares issuable pursuant to RSUs and PSUs.

[2]    Excludes RSUs and PSUs.

[3]    All these shares were available for issuance under the 2002 Stock Compensation Plan and 2006 Non-Employee Directors' Stock Incentive Plan.

# PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")

We are asking our stockholders to cast an advisory vote at our Annual Meeting to approve the compensation of our NEOs, as disclosed in this Proxy Statement.

Although the vote is non-binding, the Committee and the Board value your opinion and will consider the outcome of the vote in revising our compensation philosophy and making future compensation decisions.

We intend to seek approval of our executive compensation on an annual basis.

## WHY YOU SHOULD APPROVE OUR NEO COMPENSATION

During 2018, we continued to focus on our commitment to having an executive compensation program that is aligned with stockholder interests and our goal of sustaining our meaningful pay-for-performance culture. At our 2018 Annual Meeting, approximately 97% of votes cast approved our executive compensation. The approval vote has improved each year since 2016, which we interpret as a strong endorsement of our executive compensation program design and direction — further validating that our program is structured in the best interests of both our stockholders and executives.

Our executive compensation and executive compensation program are more fully described in the "Compensation Discussion and Analysis," beginning on page 18, and in the "Summary Compensation Table" and subsequent tables, beginning on page 31.

## OVERVIEW

### Key Components of Our Compensation Program

**Base Salary**
We target base salary for NEOs at the market median of peer companies for established performers.

**Annual Incentive**
We focus annual bonus pay based on operating income, cash flow, and revenue goals.

**Long-term Incentives**
We target long-term pay based 50% on performance units, 25% on stock options, and 25% on restricted stock units.

**Change in Control Provisions**
We have double trigger provisions in the event of a change in control.

**No Pledging or Hedging**
We do not permit officer or director hedging or pledging of our common stock.

**Benefits and Perquisites**
We have no NEO participation in defined benefit pension plans or retiree medical benefits.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY").

# SPX CORPORATION 2019 STOCK COMPENSATION PLAN SUMMARY

## THE 2019 PLAN GENERALLY

The Board adopted, and we are asking our stockholders to approve, the SPX Corporation 2019 Stock Compensation Plan (the "2019 Plan"). If approved, the 2019 Plan will replace what we refer to as the 2002 Stock Compensation Plan (the "2002 Plan"), which was last approved by our stockholders at the 2015 annual meeting, and no further awards will be made under the 2002 Plan.

We are asking our stockholders to approve the 2019 Plan in order to compensate and retain our employees and to align the interests of our employees with those of our stockholders. Stockholder approval of the 2019 Plan is required under the rules of the NYSE. The Board recommends that you approve the 2019 Plan. If the 2019 Plan is approved, awards may be granted under the 2019 Plan until May 9, 2029, 10 years from the date you approve the 2019 Plan.

The following summary of the 2019 Plan, as proposed, describes the material features of the 2019 Plan; however, it is not complete and, therefore, you should not rely solely on it for a detailed description of every aspect of the 2019 Plan. A copy of the 2019 Plan is included as Appendix A to this Proxy Statement.

## HIGHLIGHTS OF THE 2019 PLAN

The following features of the 2019 Plan will protect the interests of our stockholders:

- *No single-trigger acceleration, "liberal" change-in-control definition, or excise tax gross-ups*. Under the 2019 Plan, we do not automatically accelerate vesting of awards in connection with a change-in-control of our company. The 2019 Plan does not include a "liberal" change-in-control definition. We do not provide change-in-control excise tax gross-ups.

- *Minimum vesting requirements*: The 2019 Plan includes minimum vesting requirements. Equity-based awards generally cannot vest earlier than one year after grant. Certain limited exceptions are permitted.

- *No repricing of options or SARs*: The 2019 Plan prohibits the repricing of options or stock appreciation rights ("SARs") without stockholder approval.

- *No discounted options or SARs*: The 2019 Plan requires options and SARs to have an exercise price at least equal to the fair market value of our common stock on the date of grant.

- *No dividends on unvested awards*: We do not pay dividends or dividend equivalents on options or SARs. We also do not pay dividends or dividend equivalents on unearned restricted stock, RSUs, or performance awards, except to the extent the award actually becomes vested.

- *Awards are subject to clawback*: Awards granted under the 2019 Plan are subject to compensation clawback provisions.

- *Administered by an Independent Committee*: The Committee, which is comprised entirely of independent directors, will administer the 2019 Plan.

## DETERMINATION OF NUMBER OF SHARES AVAILABLE FOR THE 2019 PLAN

If the 2019 Plan is approved, the maximum number of shares available for grant will be 4,900,000 shares, plus any shares underlying awards granted under the 2002 Plan that expire or are terminated, surrendered, or forfeited for any reason after the effective date of the 2019 Plan. All 4,900,000 shares may be granted as incentive stock options.

In setting the number of shares of common stock available under the 2019 Plan, the Board and the Committee, in consultation with our independent compensation consultant, Pearl Meyer, considered a number of factors. In particular, the Committee reviewed and discussed data regarding our historical equity grant practices, including our 3-year trailing average share usage rate (referred to as the "burn rate" and set out on page 47), the total dilution with respect to the increase, and how long shares would be available given certain assumed equity granting models. Based on historical grant practices, the performance of our common stock, and our overall compensation strategy, the 2019 Plan is expected to cover awards for approximately three years.

## SHARE COUNTING, SHARE RECYCLING, AND ADJUSTMENTS FOR CHANGES IN CAPITAL

Under the 2019 Plan, each option or SAR award counts against the available share pool as one share for each option or SAR awarded. Restricted stock and restricted stock units ("RSUs") (sometimes referred to as "full value" awards), meanwhile count against the available share pool as two shares for each share of restricted stock or RSU awarded. Awards settled in cash and certain substitute awards arising from acquisitions do not count against the share pool.

If an award expires, terminates, is canceled, or otherwise forfeits without issuance of shares, the shares are again available for grant under the plan. Shares tendered or surrendered to cover taxes in connection with a full value award under the 2019 Plan are added back to the share pool on a 2-for-1 basis.

There is no "liberal share counting" with respect to options or SARs. Shares used to cover the exercise price of options or to cover any tax withholding obligations in connection with options or SARs will not again be available for awards under the 2019 Plan. In addition, the total number of shares covering stock-settled SARs or net-settled options will be counted against the pool of available shares, not just the net shares issued upon exercise. Any shares of common stock repurchased by us with cash proceeds from the exercise of options will not be added back to the pool of shares available for grant under the 2019 Plan.

The number of shares that can be issued and the number of shares subject to outstanding awards under the 2019 Plan may be adjusted in the event of a stock split, stock dividend, corporate spin-off, reverse spin-off, split-off or split-up, extraordinary cash dividend or other distribution of assets, recapitalization, merger, consolidation, exchange of shares, or other similar event affecting the number of shares of our outstanding common stock. In that event, the Committee also may make appropriate adjustments to any awards outstanding under the 2019 Plan.

## PLAN ADMINISTRATION

The Committee will administer the 2019 Plan. The Committee is made up entirely of independent directors. Subject to the specific provisions of the 2019 Plan, the Committee determines award eligibility, timing and type, amount, and terms of the awards. The Committee also interprets the 2019 Plan, establishes rules and regulations under the 2019 Plan and makes all other determinations necessary or advisable for the 2019 Plan's administration. The 2019 Plan permits the Committee to delegate to one or more of our officers, subject to the limitations of applicable law, the authority to grant and establish terms and conditions of awards other than awards made to directors or executive officers subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

## ELIGIBILITY

Employees, non-employee directors, and individuals performing services for us are eligible to receive awards under the 2019 Plan, as determined by the Committee, and, as applicable, the Nominating and Governance Committee and Board. In 2018, approximately 85 individuals received awards under the 2002 Plan, including seven executive officers and six non-employee directors.

## TYPES OF AWARDS UNDER THE 2019 PLAN

### Restricted Stock and Restricted Stock Units

Restricted stock refers to shares of SPX common stock that are subject to restrictions on ownership for a certain period of time. RSUs refer to units which represent the right to receive a share of SPX common stock in the future, which is subject to restrictions for a certain period of time, and payment for RSUs will be made in shares of SPX common stock (or in cash, or a combination of cash and stock). These restrictions for both restricted stock and RSUs may relate to continued employment and/or require that certain performance goals be met during a specified period, as determined by the Committee and set forth in the award agreement. In the case of restricted stock, the holder may vote the shares, and may be entitled to any dividends or other distributions, provided that such dividends or distributions are subject to the same restrictions or vesting and transferability as the underlying shares of restricted stock. In the case of RSUs, the holder may not vote the shares underlying the RSUs or receive dividend equivalents unless specified by the award agreement. The restricted stock or shares underlying RSUs become freely transferable upon the lapse of the applicable period of restriction (and delivery of the shares in the case of RSUs). The award agreement will set forth the treatment of the awards upon termination of service with the company.

## Performance Units

We may grant performance units in performance stock units (PSUs) or cash performance units (CPUs). Stock units are equal in value to one share of SPX common stock. The Committee sets the terms and conditions of each award, including the performance goals that its holder must attain and the various percentages of performance unit value to be paid out upon full or partial attainment of those goals. The Committee also determines the payment that is due to the holder after the applicable performance period and whether the payment of the performance units will be made in cash, in shares of SPX common stock, or in a combination of cash and stock. The award agreement will set forth the treatment of the awards upon termination of service with the company.

The Committee may select any performance goals for purposes of performance units, including, but not limited to, any of the following business criteria:

- cash flow
- cash flow from operations
- net asset turnover
- inventory turnover
- capital expenditures
- net earnings
- operating earnings
- gross or operating margin
- debt
- total earnings
- earnings per share from continuing operations, diluted or basic

- stock price
- total stockholder return
- working capital
- return on equity
- return on net assets
- return on total assets
- return on capital
- return on investment
- return on sales
- net or gross sales
- earnings from operations
- earnings per share, diluted or basic

- market share
- economic value added
- cost of capital
- change in assets
- expense reduction levels
- debt reduction
- productivity
- delivery performance
- safety record
- earnings before interest and taxes
- earnings before interest, taxes, depreciation, and amortization

## Stock Options

Options granted under the 2019 Plan may be either "incentive stock options," as defined under the tax laws, or non-qualified stock options. The per share exercise price may not be less than the fair market value of SPX common stock on the date the option grant date, which, so long as SPX common stock is listed on the NYSE, is defined to be the closing price per share on that exchange. (The closing price per share of our common stock on the NYSE on March 14, 2019, was $35.03.) The Committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than 10 years from the grant date. Incentive stock options are subject to additional limitations relating to such matters as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options, and a required holding period for stock received upon exercise of the option.

Upon exercise, the option holder may pay the exercise price in several ways. He or she can pay: (1) in cash or its equivalent; (2) by tendering shares of previously owned SPX common stock with a fair market value equal to the exercise price; (3) by directing us to withhold shares of SPX common stock with a fair market value equal to the exercise price; (4) by delivering other approved property; or (5) by a combination of these methods.

The award agreement will set forth the treatment of the award upon termination of service, including any post-termination period to exercise vested options (not to extend beyond the original expiration date).

## Stock Appreciation Rights

A SAR allows its holder to receive payment from us equal to the amount by which the fair market value of a share of SPX common stock exceeds the exercise price of the right on the exercise date. At the time of grant, we may establish a maximum amount per share payable upon exercise of a right. The exercise price cannot be less than the fair market value of a share on the date of grant of SAR (or related stock option).

Under the 2019 Plan, the Committee may grant SARs in conjunction with an award of non-qualified stock options or on a stand-alone basis. If the Committee grants a SAR with a non-qualified stock option award, then the holder can exercise the rights at any time during the life of the related option, but the exercise will proportionately reduce the number of his or her related non-qualified stock options. The holder can exercise stand-alone SARs during a period no longer than ten years, as determined by the Committee. Upon exercise of a SAR, we will pay the participant in cash (or in stock, or a combination of cash and stock).

The award agreement will set forth the treatment of the award upon termination of service, including any post-termination period to exercise vested SARs (not to extend beyond the original expiration date).

## MINIMUM VESTING PERIOD

Equity-based awards granted under the 2019 Plan will have a one-year minimum vesting requirement. This requirement does not apply to (1) substitute awards resulting from acquisitions, (2) shares delivered in lieu of fully vested cash awards, or (3) awards to non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders (but not sooner than 50 weeks after the grant date). Also, the Committee may grant equity-based awards without regard to the minimum vesting requirement with respect to a maximum of five percent of the available share reserve authorized for issuance under the 2019 Plan. In addition, the minimum vesting requirement does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability, or a change in control, in the terms of the award or otherwise.

## TRANSFERABILITY

The recipient of an award under the 2019 Plan generally may not pledge, assign, sell, or otherwise transfer his or her stock options, SARs, restricted stock, RSUs, or performance units other than by will or by the laws of descent and distribution.

## PLAN AMENDMENT AND TERMINATION; PROHIBITIONS ON REPRICING

Generally, the Board may terminate, amend, or modify the 2019 Plan at any time without stockholder approval. Without stockholder approval, however, the Board may not: (1) materially increase the number of shares of SPX stock subject to the 2019 Plan; (2) change the provisions of the 2019 Plan relating to the exercise price of an option or SAR, including a reduction of the exercise price, cancellation of an option or SAR in exchange for cash or any other awards under the 2019 Plan, exchange or replace an outstanding option or SAR with a new option or SAR with a lower option price, or take any other action that would be a "repricing" of options or SARs; or (3) make a material revision (within the meaning of rules of the NYSE) to the terms of the 2019 Plan. In addition, if any action that the Board proposes to take will have a materially adverse effect on any awards outstanding under the 2019 Plan, then the affected participant must consent to the action.

## CLAWBACK POLICY

The 2019 Plan provides that any awards are subject to any compensation recovery or clawback policy we adopt, including any policy required to comply with applicable law or listing standards, as such policy may be amended from time to time in our sole discretion. See "Impact on Compensation from Misconduct–Clawbacks" in the Compensation Discussion and Analysis on page 28.

## IMPACT OF CHANGE OF CONTROL

The 2019 Plan does not automatically accelerate the vesting or exercisability of awards upon a "Change of Control" (as defined under the 2019 Plan). Rather, the 2019 Plan generally provides that awards will be adjusted for the transaction or replaced by "Alternative Awards" (described below), and these adjusted awards or Alternative Awards will be subject to "double trigger" provisions. Under the "double trigger" provisions, if a participant is terminated without "Cause" (as defined in the 2019 Plan) within two years after the Change of Control, any conditions on the participant's rights under, or any restrictions on transfer, vesting, or exercisability applicable to, each such award or Alternative Award held by such participant shall lapse. These provisions may be modified by the terms of a specific award agreement approved by the Committee.

The Committee, however, may determine for a particular transaction that awards should not be continued or that Alternative Awards may not be issued. In that case, awards will vest immediately before the Change of Control, or the Committee may provide for the cash-out of the awards based on the Change of Control stock price.

To qualify as an Alternative Award, the Committee must determine that the existing awards are to be assumed, honored, or new rights substituted by the successor entity and further must:

- be based on shares of common stock that are traded on an established U.S. securities market or another public market;

- provide the participant (or each participant in a class of participants) with rights and entitlements substantially equivalent to or better than the rights, terms, and conditions applicable under such award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

- have substantially equivalent economic value to such award;

- contain terms and conditions which provide that in the event that the participant is terminated without Cause within two years following the Change of Control, any conditions on the participant's rights under, or any restrictions on transfer, vesting, or exercisability applicable to, each such award shall lapse; and

- be on terms and conditions that do not result in adverse tax consequences to the participant under Section 409A of the Internal Revenue Code.

## EQUITY COMPENSATION PLAN INFORMATION

As of March 14, 2019, SPX had:

- Unvested RSUs outstanding of 169,005;

- Unvested PSUs outstanding of 132,940;

- Unvested CPUs outstanding of $6,848,387;

- Unvested options outstanding of 187,153; and vested options outstanding of 1,482,308 with a weighted average exercise price of $16.67 and a weighted average remaining term to expiration of 7.1 years;

- 1,048,287 shares remaining available for grant under the 2002 Plan. If the 2019 Plan is approved, no shares will be available for grant from the 2002 Plan, and the only shares available for grant will be the 4,900,000 shares authorized under the 2019 Plan; and

- 26,667 shares remaining available for grant under the 2006 Non-employee Director Stock Incentive Plan.

## NEW PLAN BENEFITS

We cannot determine the number of shares that will be awarded under the 2019 Plan to the eligible participants because all awards are granted at the discretion of the Committee. The table below shows the awards granted in 2018 under the 2002 Plan to our named executive officers, current executive officers as a group, plan participants other than current executive officers, and current non-employee directors.

| Name | RSU ($) | RSU (#) | PSU ($)[1] | PSU (#)[1] | CPU ($)[1] | Options (#) |
|---|---|---|---|---|---|---|
| Eugene J. Lowe, III | $ 825,782 | 25,261 | $ 899,797 | 25,261 | $ 775,000 | 72,298 |
| Scott W. Sproule | $ 199,801 | 6,112 | $ 217,709 | 6,112 | $ 187,500 | 17,492 |
| J. Randall Data | $ 186,496 | 5,705 | $ 203,212 | 5,705 | $ 175,000 | 16,326 |
| John W. Nurkin | $ 134,552 | 4,116 | $ 146,612 | 4,116 | $ 126,250 | 11,778 |
| John W. Swann, III | $ 141,188 | 4,319 | $ 153,843 | 4,319 | $ 132,500 | 12,361 |
| All current executive officers as a group | $1,706,255 | 52,195 | $1,859,186 | 52,195 | $1,601,250 | 149,380 |
| All employee plan participants (other than current executive officers) | $2,123,371 | 64,764 | $ 377,323 | 10,593 | $1,875,500 | 30,318 |
| All current non-employee directors as a group | $ 780,120 | 23,322 | — | — | — | — |

(1) Performance units at target.

## BURN RATE

The following is provided in order to assist those who may wish to run a burn rate calculation. The numbers in this table relate to the total number of performance shares vested and non-performance shares granted in a year across our Company and are not limited to grants made to named executive officers or directors.

| Year | Options Granted | Performance Shares Vested | Time-Vested Restricted Stock and Restricted Stock Units Granted | Total | Weighted-Average Number of Common Shares Outstanding |
|---|---|---|---|---|---|
| 2018 | 183,662 | 272,650 | 147,004 | 603,316 | 43,054,000 |
| 2017 | 207,725 | 81,012 | 180,221 | 468,958 | 42,413,000 |
| 2016 | 505,048 | 134,709 | 423,293 | 1,063,050 | 41,610,000 |

## TAX CONSEQUENCES

The holder of an award granted under the 2019 Plan may be affected by certain U.S. federal income tax consequences. The following discussion summarizes certain U.S. federal income tax consequences of awards under the 2019 Plan based on the law as in effect on the date of this Proxy Statement. The following discussion does not purport to cover federal employment taxes or other federal tax consequences that may be employed with awards, nor does it cover state, local, or non-U.S. taxes.

- *Restricted Stock*: The holder of restricted stock does not recognize any taxable income on the stock while it is restricted. When the restrictions lapse, the holder's taxable income (treated as compensation) equals the fair market value of the shares. The holder may, however, avoid the delay in computing the amount of taxable gain by filing with the Internal Revenue Service, within 30 days after receiving the shares, an election to determine the amount of taxable income at the time of receipt of the restricted shares.

- *Restricted Stock Units*: There are no tax consequences associated with the grant of RSUs. Generally, a participant who receives RSUs will not have taxable income under federal income tax laws at the time the RSUs or any dividend equivalents awarded thereon are credited to the participant. A participant will recognize ordinary income under federal income tax laws equal to (1) the amount of cash paid and/or (2) the fair market value of the shares or other property on the respective payment dates when such cash, shares, and/or other property are delivered or paid in accordance with the terms of the award.

- *Performance Units*: There are no tax consequences associated with the grant of performance units, but the holder recognizes ordinary income (treated as compensation) upon payment of the performance units.

- *Stock Appreciation Rights*: A participant generally will not recognize taxable income upon the grant or vesting of a SAR. Upon the exercise of a SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

- *Incentive Stock Options*: A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (1) one year from the date the participant exercised the option and (2) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

- *Non-Qualified Stock Options:* A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the fair market value of the shares on the exercise date.

- *Impact on SPX*: In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Internal Revenue Code.

The preceding general tax discussion is intended for the information of stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2019 Plan. Participants in the 2019 Plan are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign, and other tax consequences to them of participating in the 2019 Plan.

# PROPOSAL 3: APPROVAL OF SPX CORPORATION 2019 STOCK COMPENSATION PLAN

We are asking our stockholders to approve the 2019 Plan, as described above in "SPX Corporation 2019 Stock Compensation Plan Summary," beginning on page 42, and in the copy of the proposed 2019 Plan included as Appendix A to this Proxy Statement.

## WHY YOU SHOULD APPROVE OUR 2019 PLAN

We are asking our stockholders to approve the 2019 Plan in order to compensate and retain our employees and to align the interests of our employees with those of our stockholders. We estimate that the share pool requested for the 2019 Plan will last approximately three years based on our recent run rate and other assumptions.

Long-term incentives are an important part of our executive compensation program and are the tool by which we align the interests of our executives with the interests of our stockholders. Equity compensation is also a critical component of achieving our goal of sustaining our meaningful pay-for-performance culture.

Upon approval of the 2019 Plan we will cease making awards under our existing 2002 Plan.

## OVERVIEW

### Key Components of the 2019 Plan that Protect Stockholder Interests

**No Single-Trigger Acceleration or Excise Tax Gross-Ups**
We do not automatically accelerate vesting of awards or gross-up excise tax in connection with a change in control.

**No "Liberal" Change in Control Definition**
The 2019 Plan does not include a "liberal" change-in-control definition.

**Minimum Vesting Requirements**
Equity-based awards generally cannot vest earlier than one year after grant.

**No Repricing of Options or SARs**
The 2019 Plan prohibits the repricing of options or SARs without stockholder approval.

**No Discounted Options or SARs**
The 2019 Plan requires options and SARs to have an exercise price at least equal to the fair market value of our common stock on the date of grant.

**No Dividends on Unvested Awards**
We do not pay dividends or dividend equivalents on options, SARs, or unvested restricted stock, RSUs, or performance awards.

**Awards are Subject to Clawback**
Awards granted under the 2019 Plan are subject to compensation clawback provisions.

**Administered by an Independent Committee**
The Committee, which is comprised of entirely of independent directors, will administer the 2019 Plan.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS
A VOTE **"FOR"** THE APPROVAL OF
THE SPX CORPORATION 2019
STOCK COMPENSATION PLAN

# AUDIT MATTERS

## Audit Committee Report

The Audit Committee of the SPX Board of Directors consists of four directors. Each Audit Committee member is independent, as defined under SEC rules and the listing standards of the NYSE. The Audit Committee reviews SPX's financial reporting process on behalf of the Board and is responsible for ensuring the integrity of the financial information reported by SPX.

Management is responsible for SPX's financial reporting process, including its systems of internal and disclosure controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). SPX's independent registered public accounting firm, which is appointed by the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US GAAP and on the representations of the independent registered public accounting firm included in the firm's report on SPX's financial statements.

In this context, the Audit Committee has met and held discussions with management and Deloitte & Touche LLP ("Deloitte"), SPX's independent registered public accounting firm since 2002. Management represented to the Audit Committee that SPX's consolidated financial statements were prepared in accordance with US GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which Deloitte must provide us with additional information regarding the scope and results of its audit of SPX's consolidated financial statements.

In addition, we have discussed with Deloitte its independence from SPX and SPX management, including matters in the written disclosures required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with SPX's internal auditors and independent registered public accounting firm the overall scope and plans for its respective audits. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of SPX's internal controls, and the overall quality of SPX's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in SPX's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC.

The Audit Committee has reviewed and discussed with management its assertion and opinion regarding internal controls included in the 2018 Annual Report on Form 10-K as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has confirmed to the Audit Committee that at December 31, 2018 internal controls over financial reporting were appropriately designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SPX's consolidated financial statements for external purposes in accordance with US GAAP. The Audit Committee has also reviewed and discussed with Deloitte its audit and opinion regarding SPX's internal control over financial reporting as required by Section 404, which opinion is included in the 2018 Annual Report on Form 10-K.

Audit Committee,

Ricky D. Puckett, Chairman
David A. Roberts
Ruth G. Shaw
Tana L. Utley

# Other Audit Information

## AUDIT AND NON-AUDIT FEE TABLE

During fiscal years 2017 and 2018, we retained our principal independent registered public accounting firm, Deloitte, to perform services in the following categories and amounts:

| | 2017 | 2018 |
|---|---|---|
| Audit Fees[1] | $4,087,000 | 3,960,000 |
| Audit-Related Fees[2] | $    65,000 | 34,000 |
| Tax Fees[3] | $  221,000 | 210,000 |
| All Other Fees | N/A | N/A |

(1)    Fees for audit services billed or expected to be billed relate to (a) audit of our annual financial statements and effectiveness of internal controls over financial reporting; (b) reviews of our quarterly financial statements; (c) statutory and regulatory audits; and (d) comfort letters, consents, and other services related to SEC matters.

(2)    Fees for audit-related services include due diligence services in connection with acquisitions, other technical accounting assistance, and attest or audit services that are not required.

(3)    Fees for tax services relate to tax compliance and preparation, including the preparation of original and amended tax returns, claims for refunds, and tax payment planning.

## PRE-APPROVAL BY AUDIT COMMITTEE

Our Audit Committee has adopted a policy that requires all audit and non-audit services performed by Deloitte to be pre-approved. The Audit Committee annually approves the fees and expenses for audit services performed by Deloitte, as well as for any regularly recurring non-audit services of the type covered by our annual engagement of Deloitte. In addition, our pre-approval policy requires pre-approval by the Chair of the Audit Committee of fees and expenses for other non-audit services that may arise during the year. The policy requires the Chair to report any non-audit services that he has pre-approved to the Audit Committee at each regularly scheduled meeting of the Audit Committee. In no event may Deloitte perform any of the following services for us: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources services; (7) broker-dealer, investment advisor, or investment banking services; (8) legal services; or (9) expert services. The Audit Committee regularly considers whether specific projects or expenditures could potentially affect Deloitte's independence.

# PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our independent registered public accounting firm since 2002. The Audit Committee has engaged Deloitte to perform reviews, in accordance with the Standards of the Public Company Accounting Oversight Board, of our financial statements to be filed on Form 10-Q in 2019. Consistent with past practice, on February 11, 2019, the Audit Committee approved the engagement of Deloitte to perform the audit of the financial statements and internal controls over financial reporting included in SPX's Annual Report on Form 10-K for the fiscal year ending December 31, 2019. Representatives of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte as our independent registered public accounting firm. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
**"FOR"** RATIFICATION OF THE APPOINTMENT OF
DELOITTE & TOUCHE LLP AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019.

# QUESTIONS AND ANSWERS

## Proxy Materials

### Why am I receiving these materials?

We are mailing or making these materials available to you because we are soliciting your proxy to vote your shares in connection with our Annual Meeting, scheduled to take place on May 9, 2019, or at any adjournments or postponements of this meeting. We are first mailing or making available to stockholders this Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2018, and related materials on or about March 28, 2019.

### Why did I receive a one-page notice of internet availability of proxy materials rather than a full set of proxy materials?

SEC rules allow companies to provide stockholders access to Proxy Materials over the internet rather than mailing the materials to stockholders. Accordingly, to conserve natural resources and reduce costs, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials. The Notice provides instructions for accessing the Proxy Materials on the website referred to in the Notice or for requesting printed copies of the Proxy Materials. The Notice also provides instructions for requesting the delivery of the Proxy Materials for future Annual Meetings in printed form.

### Are the proxy materials available electronically?

Our Proxy Statement and our 2018 Annual Report to Stockholders are available on our website ([www.spx.com](www.spx.com)) under the heading "Investor Relations—Financial Information—Annual Reports." Additionally, and in accordance with SEC rules, you may access our Proxy Statement at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders), which do not have "cookies" that identify visitors to the sites.

## Annual Meeting

### What is the purpose of this meeting?

This is the Annual Meeting of the Company's stockholders. At the meeting, we will be voting on:

- The election of directors;

- The approval of our named executive officers' compensation, on a non-binding advisory basis;

- The approval of the SPX Corporation 2019 Stock Compensation Plan;

- The ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2019; and

- Any other business properly brought before the meeting.

### How does the Board recommend that I vote?

Proposal 1:   FOR the election of each of Mr. Lowe, Mr. O'Leary, and Mr. Roberts.

Proposal 2:   FOR the approval of our named executive officers' compensation.

Proposal 3:   FOR the approval of the SPX Corporation 2019 Stock Compensation Plan.

Proposal 4:   FOR the ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2019.

### How can I attend the Annual Meeting?

You may attend the Annual Meeting if you were an SPX stockholder of record as of the close of business on March 14, 2019, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are a stockholder of record or hold your shares through the SPX 401(k) Plan, then your name will be verified against the list of stockholders of record or plan participants on the record date prior to your being admitted to the Annual Meeting. If you are not a stockholder of record, but hold shares through a broker, bank, trustee, or other holder of record, you should provide proof of beneficial ownership on the record date, such as a recent account statement showing your ownership; a copy of the voting instruction card provided by your broker, bank, trustee, or other holder of record; or other similar evidence of ownership.

# Voting and Quorum

### What is a proxy?

Our Board of Directors is asking for your proxy, which is a legal designation of another person to vote the shares you own. We have designated two officers of the Company, Eugene J. Lowe, III, and Scott W. Sproule, to vote your shares at the meeting in the way you instruct and, with regard to any other business that may properly come before the meeting, as they think best.

### Who is entitled to vote?

Stockholders at the close of business on March 14, 2019 (the record date), are entitled to vote. On that date there were 43,869,354 shares of SPX common stock outstanding.

### How many votes do I have?

Each share of SPX common stock that you own entitles you to one vote.

### How do I vote if I do not attend the Annual Meeting?

If your shares are held in your name as a stockholder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received for that account.

If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received or, if you received a voting instruction form from your brokerage firm, bank, trustee, or other similar entity by mail, then by completing, signing, and returning the form you received. You should check your voting instruction form to see if telephone or internet voting is available to you.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then this means you hold shares of our common stock in more than one account. You should complete, sign, date, and return each proxy card or vote all shares over the internet or by telephone for each of your accounts. If you vote over the internet or by telephone, then you should not mail back the related proxy card.

### Can I vote at the Annual Meeting?

Yes. If you were a stockholder on the record date, then you can vote your shares of common stock in person at the Annual Meeting. If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares in person only if you have a legal proxy from the entity that holds your shares giving you the right to vote the shares. A legal proxy is a written document from your brokerage firm, bank, trustee, or other holder of record authorizing you to vote the shares it holds for you in its name. If you attend the meeting and vote your shares by ballot, then your vote at the meeting will revoke any vote you submitted previously.

Even if you currently plan to attend the meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

### May I revoke my proxy?

You may revoke your proxy in one of four ways at any time before it is exercised:

• Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

• Submit another proxy with a later date;

• Vote by telephone or internet after you have given your proxy; or

• Vote in person at the Annual Meeting.

## What constitutes a quorum?

The presence, in person or by proxy, of the holders of one-third of the total number of shares of SPX stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or internet, or if you attend the Annual Meeting.

Abstentions are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers, banks, trustees, or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all of the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. Brokers are permitted to vote your shares on the ratification of the appointment of our independent public accountants, even if they do not receive voting instructions from you.

## What vote is required to approve each proposal?

| Proposal | Vote Required | Broker Discretionary Voting Allowed |
|---|---|---|
| Election of Directors | Majority of Votes Cast | No |
| Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis | Majority of Votes Cast | No |
| Approval of the SPX Corporation 2019 Stock Compensation Plan | Majority of Votes Cast (Counting Abstentions as Votes) | No |
| Ratification of Appointment of Independent Registered Public Accounting Firm | Majority of Shares Present or Represented by Proxy and Entitled to Vote | Yes |
| Other Proposals | Majority of Shares Present or Represented by Proxy and Entitled to Vote | No |

A majority of votes cast means that the number of shares voted for a director or proposal must exceed the number of shares voted against that director or proposal, except that for the approval of the SPX Corporation 2019 Stock Compensation Plan it means that the number of shares voted for the proposal must exceed the aggregate of the number of shares voted against the proposal or that abstain from voting on the proposal.

## What is the impact of abstentions or broker non-votes?

An abstention is not considered as a share voted and will not impact the election of directors or the non-binding advisory vote to approve our named executive officers' compensation. However, an abstention will have the same effect as a vote against approval of the SPX Corporation 2019 Stock Compensation Plan. In addition, since an abstention is considered a share present or represented by proxy and entitled to vote, as one less vote for approval it will have the effect of a vote against the ratification of our independent public accountants and other proposals that may be brought before the Annual Meeting.

A "broker non-vote" occurs when a broker, trustee, bank, or other nominee that holds shares on your behalf does not receive instructions from you on how to vote such shares and does not otherwise have discretion to vote because the matter is not considered routine. A broker non-vote is not considered as a share voted or entitled to vote and will not impact the vote on any of the proposals.

> The NYSE does not consider the election of directors or matters relating to compensation, including the approval of the SPX Corporation 2019 Stock Compensation Plan, to be routine. Unless the broker has received instructions from you, any broker holding shares for you will not have the ability to cast votes with respect to the election of directors, the approval of our named executive officers' compensation, or the approval of the SPX Corporation 2019 Stock Compensation Plan. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these matters is counted.

### How does discretionary voting authority apply?

If you sign, date, and return your proxy card, then your vote will be cast as you direct. If your proxy card does not indicate how you want to vote, then you give authority to Eugene J. Lowe, III, and Scott W. Sproule to vote on the items discussed in these proxy materials and any other matter properly brought at the Annual Meeting. In such a case, your vote will be cast:

• FOR the election of the director nominees;

• FOR the approval of our named executive officers' compensation;

• FOR the approval of the SPX Corporation 2019 Stock Compensation Plan;

• FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019; and

• FOR or AGAINST any other properly raised matters at the discretion of Eugene J. Lowe, III, and Scott W. Sproule.

### Who pays to prepare, mail, and solicit the proxies?

We will pay all the costs of preparing, mailing, and soliciting the proxies. We will ask brokers, banks, trustees, and other nominees and fiduciaries to forward the Proxy Materials to the beneficial owners of SPX common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing Proxy Materials, our directors, officers, and employees may solicit proxies in person, by telephone, or otherwise. These individuals will not be specially compensated. We have retained Georgeson LLC, a Computershare company, to assist us with inquiries of brokerage houses and other custodians and nominees whether other persons are beneficial owners of SPX common stock. We will supply them with additional copies of the Proxy Materials for distribution to the beneficial owners. We will pay Georgeson LLC an estimated fee of $1,800 plus reasonable out-of-pocket expenses. We have not retained a proxy solicitor for this Annual Meeting to assist us in soliciting your proxy; however, as proxy returns are counted we may determine it is necessary to retain a proxy solicitor, in which case we will pay an estimated fee of $12,500 plus reasonable out-of-pocket expenses.

# Communications and Stockholder Proposals

### How do I submit a stockholder proposal?

To bring a proposal other than the nomination of a director before an annual meeting, your notice of proposal must comply with the requirements of our By-laws and include any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations.

For a proposal to be included in our Proxy Statement for the 2020 Annual Meeting, you must submit it no later than November 29, 2019. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement.

You also may submit a proposal that you do not want included in the Proxy Statement, but that you want to raise at the 2020 Annual Meeting. We must receive this type of proposal in writing on or after December 11, 2019, but no later than January 10, 2020.

### How do I submit a director nominee?

If you wish to submit a nominee for director for the 2020 Annual Meeting, our Corporate Secretary must receive written notice of your intended nomination on or before January 10, 2020. You should send your nomination to our Corporate Secretary at our address on the cover of this Proxy Statement.

For a nomination to be properly brought before an annual meeting, your notice of nomination must comply with the requirements of our By-laws. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

You may also make recommendations for director nominees to the Nominating and Governance Committee. Director nominations made to the Nominating and Governance Committee is more fully described in the "Director Nominees, Qualifications, and Diversity" section, beginning on page 2.

# APPENDIX A - SPX CORPORATION 2019 STOCK COMPENSATION PLAN

**SPX CORPORATION**

**2019 STOCK COMPENSATION PLAN**

**(As Adopted Effective May 9, 2019)**

## SECTION 1.   ESTABLISHMENT, PURPOSES AND EFFECTIVE DATE OF PLAN

1.1   *Establishment.* SPX Corporation, a Delaware corporation, established on the Effective Date described below the SPX Corporation 2019 Stock Compensation Plan (the "Plan"), to provide for the award of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Performance Units ("Awards") to eligible individuals. Upon becoming effective, the Plan replaced, and no further awards shall be made under, the SPX Corporation 2002 Stock Compensation Plan (the "Prior Plan").

1.2   *Purpose.* The purpose of the Plan is to advance the interests of the Company and its Subsidiaries and divisions by (a) encouraging and providing for the acquisition of equity interests in the Company by Participants, thereby increasing the stake in the future growth and prosperity of the Company, and furthering the Participants' identity of interest with those of the Company's stockholders, and (b) enabling the Company to compete with other organizations in attracting, retaining, promoting and rewarding the services of Participants.

1.3   *Effective Date.* The Plan shall be effective as of May 9, 2019 (the "Effective Date"). The Plan provided herein is subject to stockholder approval at the 2019 annual meeting of stockholders.

## SECTION 2.   DEFINITIONS

2.1   *Definitions.* Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)   "Board" means the Board of Directors of the Company.

(b)   "Cause" means, except as otherwise defined in any applicable Award Agreement, (i) a Participant's willful and continued failure to substantially perform his duties with the Company (other than any such failure resulting from Disability), after a demand for substantial performance is delivered to such Participant that specifically identifies the manner in which the Company believes that the Participant has not substantially performed his duties, and after such Participant has failed to resume substantial performance of his duties on a continuous basis within fourteen (14) calendar days after receiving such demand, (ii) a Participant willfully engaging in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise, or (iii) the Participant having been convicted of (or pleaded nolo contendere to) a felony that impairs his ability to substantially perform his duties with the Company. For the purposes of this Subsection 2.1(b), "Cause" shall include those situations if, within 12 months after a Participant's employment or association with the Company has ended, facts and circumstances are discovered that would have justified a termination for Cause.

(c)   "Change of Control" means, except as otherwise defined in any applicable Award Agreement, the first occurrence of any of the following events after the Effective Date:

(i)   Any "Person" (as defined below), excluding for this purpose the Company or any Subsidiary, any employee benefit plan of the Company or of any Subsidiary, and any entity organized, appointed or established for or pursuant to the terms of any such plan that acquires beneficial ownership of Common Stock, is or becomes the "Beneficial Owner" (as defined below) of twenty-five percent (25%) or more of the Common Stock then outstanding; provided, however, that no Change of Control shall be deemed to have occurred as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate beneficial ownership interest of any Person to twenty-five percent (25%) or more of the Common Stock then outstanding, but any subsequent increase in the beneficial ownership interest of such a Person in Common Stock shall be deemed a Change of Control; and provided further that if the Board determines in good faith that a Person who has become the Beneficial Owner of Common Stock representing twenty-five percent (25%) or more of the Common Stock of the Company then outstanding has inadvertently reached that level of ownership interest, and if such Person divests as promptly as practicable a sufficient number of shares of the

Company so that the Person no longer has a beneficial ownership interest in twenty-five percent (25%) or more of the Common Stock then outstanding, then no Change of Control shall be deemed to have occurred. For purposes of this Subsection 2(c), the following terms shall have the meanings set forth below:

(A)　"Person" shall mean any individual, firm, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of any such entity.

(B)　"Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Securities Exchange Act of 1934, as amended and the regulations and guidance promulgated thereunder (the "Exchange Act").

(C)　A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(I)　which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly (determined as provided in Rule 13d-3 under the Exchange Act);

(II)　which such Person or any of such Person's Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (2) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (a) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (b) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(III)　which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Subsection 2(c)(i)(C)(II)(2) above) or disposing of any securities of the Company.

Notwithstanding anything in this definition of "Beneficial Ownership" to the contrary, the phrase "then outstanding," when used with reference to a Person's beneficial ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

(ii)　During any period of two (2) consecutive years after the Effective Date, individuals who at the beginning of such two (2)-year period constitute the Board and any new director or directors (except for any director designated by a person who has entered into an agreement with the Company to effect a transaction described in Subsection 2(c)(i), above, or Subsection 2(c)(iii), below) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board; or

(iii)　The consummation of: (A) a plan of complete liquidation of the Company, (B) an agreement for the sale or disposition of the Company or all or substantially all of the Company's assets, (C) a plan of merger or consolidation of the Company with any other corporation, or (D) a similar transaction or series of transactions involving the Company (any transaction described in parts (A) through (D) of this Subsection 2(c)(iii) being referred to as a "Business Combination"), in each case unless after such a Business Combination the stockholders of the

Company immediately prior to the Business Combination continue to own at least seventy-five percent (75%) of the voting securities of the new (or continued) entity immediately after such Business Combination, in substantially the same proportion as their ownership of the Company immediately prior to such Business Combination.

Notwithstanding any provision in this Agreement to the contrary, a "Change of Control" shall not include any transaction described in Subsection 2(c)(i) or (c)(iii), above, where, in connection with such transaction, a Participant and/or any party acting in concert with the Participant substantially increase the Participant's, his or its, as the case may be, ownership interest in the Company or a successor to the Company (other than through conversion of prior ownership interests in the Company and/or through equity awards received entirely as compensation for past or future personal Services). Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Code Section 409A and payable upon a Change of Control, the Company will not be deemed to have undergone a Change of Control unless the Company is deemed to have undergone a "change in control event" pursuant to the definition of such term in Code Section 409A.

(d)    "Code" means the Internal Revenue Code of 1986, as amended and the regulations and guidance promulgated thereunder.

(e)    "Committee" means the Compensation Committee of the Board, or, if applicable, the delegate of the Compensation Committee of the Board as permitted or required herein.

(f)    "Common Stock" means the common stock, par value $10.00 (or any amended par value), of the Company or such other class of shares or other securities as may be applicable pursuant to the provisions of Subsection 5.3.

(g)    "Company" means SPX Corporation, a Delaware corporation, and any successor thereto.

(h)    "Disability" means, except as otherwise defined in any applicable Award Agreement, in the written opinion of a qualified physician selected by the Company, the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, (i) unable to engage in any substantial gainful activity, or (ii) receiving income replacement benefits for a period of not less than three months under the Company's disability plan; provided, that with respect to any Award that constitutes deferred compensation subject to Code Section 409A, "Disability" shall have the meaning set forth in Code Section 409A(a)(2)(c).

(i)    "Fair Market Value" means, except as otherwise defined in any applicable Award Agreement, as of any date, the closing price of one share of Common Stock on the New York Stock Exchange (or on such other recognized market or quotation system on which the trading prices of Common Stock are traded or quoted at the relevant time) on the date as of which such Fair Market Value is determined. If there are no Common Stock transactions reported on the New York Stock Exchange (or on such other exchange or system as described above) on such date, Fair Market Value shall mean the closing price for a share of Common Stock on the immediately preceding day on which Common Stock transactions were so reported.

(j)    "Key Employee" means an employee of the Company or of a Subsidiary, including an officer or director, who, in the opinion of the Committee, can contribute significantly to the growth and profitability of the Company or a Subsidiary. Key Employees also may include those employees identified by the Committee to be in situations of extraordinary performance, promotion, retention or recruitment. The awarding of a grant under this Plan to an employee by the Committee shall be deemed a determination by the Committee that such employee is a Key Employee.

(k)    "Mature Common Stock" means Common Stock that has been (i) acquired by the holder thereof on the open market or that has been acquired pursuant to this Plan or another employee benefit arrangement of the Company and (ii) held for any minimum period as may be determined by the Company to avoid adverse treatment under applicable accounting principles.

(l)    "Non-Employee Director" means any person who is a member of the Board and who is not, as of the date of an Award, an employee of the Company or any of its Subsidiaries.

(m)    "Options" means the right granted to a Participant to purchase Common Stock at a stated price for a specified period of time. For purposes of the Plan, an Option may be either (i) an "incentive stock option" within the meaning of Code Section 422, or (ii) a "nonqualified stock option" which is intended not to fall under the provisions of Code Section 422.

(n)    "Option Price" means the price at which each share of Common Stock subject to an Option may be purchased, determined in accordance with Subsection 7.3.

(o)    "Participant" means each Non-Employee Director, any Key Employee or any individual consultant or independent contractor, providing services to the Company or any Subsidiary designated by the Committee to participate in this Plan pursuant to Section 3.

(p)    "Performance Unit" means an award granted to a Participant pursuant to Section 10.

(q)    "Period of Restriction" means the period during which the transfer of shares of Restricted Stock or Restricted Stock Units are restricted pursuant to Section 9.

(r)    "Restricted Stock" means the Common Stock granted to a Participant pursuant to Section 9.

(s)    "Restricted Stock Unit" or "RSU" means a notional account established pursuant to an Award granted to a Participant, as described in Section 9, that is (i) valued solely by reference to shares of Common Stock, and (ii) subject to restrictions specified in the Award Agreement. The restrictions on, and risk of forfeiture of, RSUs generally will expire on a specified date, upon the occurrence of an event or achievement of performance goals, or on an accelerated basis under certain circumstances specified in the Plan or the Award Agreement.

(t)    "Service" means the provision of personal services to the Company or its Subsidiaries in the capacity of (i) an employee, (ii) a Non- Employee Director, or (iii) a consultant or independent contractor. A Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service to the Company or its Subsidiaries, a transfer of the Participant among the Company and its Subsidiaries, or a change in the Company or Subsidiary for which the Participant renders such Service, provided in each case that there is no interruption or termination of the Participant's Service. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the time that the entity for which the Participant performs Service ceases to be a Subsidiary or otherwise part of the Company. Subject to the foregoing and the requirements of Code Section 409A, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(u)    "Stock Appreciation Right" means the right to receive a cash payment or the Fair Market Value in shares of Common Stock (or any combination thereof) from the Company equal to the excess of the Fair Market Value of a share of Common Stock at the date of exercise of the Right over a specified price fixed by the Committee at grant (exercise price), which shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant. In the case of a Stock Appreciation Right which is granted in conjunction with an Option, the specified price shall be the Option Price.

(v)    "Subsidiary" means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization.

(w)    "Substitute Award" means any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company or a Subsidiary or with which the Company or a Subsidiary combines.

2.2    *Gender and Number.* Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

## SECTION 3.    ELIGIBILITY AND PARTICIPATION

Participants in the Plan to whom Awards shall be granted shall be selected by the Committee from among the Key Employees or any individual consultant or independent contractor providing Services to the Company or any Subsidiary. Non-Employee Directors may also be Participants in the Plan; provided that, Awards made to Non-Employee Directors under Sections 7, 8, 9, or 10 of the Plan shall be in the amounts and subject to the terms and conditions approved by the Board or the Board's Nominating and Governance Committee.

## SECTION 4.  ADMINISTRATION

4.1   *Administration.* The Plan shall be administered by the Compensation Committee of the Board. The administration of the Plan shall include the ability to administer any written agreement, contract, or other instrument or document evidencing any Award granted by the Committee pursuant to the Plan ("Award Agreement"). For purposes of any Award by the Committee that is intended to be exempt from the restrictions of Section 16(b) of the Exchange Act, the Committee shall consist only of directors who qualify as "non-employee directors," as defined in Rule 16b-3 under the Exchange Act.

4.2   *Authority.* The Committee shall have the authority, subject to the terms of the Plan, to determine the Participants to whom Awards shall be granted, the type or types of Awards to be granted and the terms and conditions of any and all Awards including, but not limited to, the number of shares of Common Stock subject to an Award, the time or times at which Awards shall be granted, and the terms and conditions of applicable Award Agreements. The Committee may establish different terms and conditions for different types of Awards, for different Participants receiving the same type of Award, and for the same Participant for each type of Award such Participant may receive, whether or not granted at the same or different times. The Committee may establish such rules and regulations, not inconsistent with the provisions of the Plan, as it deems necessary to determine eligibility to participate in the Plan and for the proper administration of the Plan, and may amend or revoke any rule or regulation so established. The Committee may make such determinations and interpretations under or in connection with the Plan as it deems necessary or advisable. The Committee's determinations under the Plan need not be uniform and may be made by the Committee selectively among Participants who receive, or are eligible to receive, Awards under the Plan, whether or not such Participants are similarly situated. All such rules, regulations, determinations and interpretations shall be binding and conclusive upon the Company, its Subsidiaries and divisions, its stockholders and all employees, and upon their respective legal representatives, beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them. The terms of any plan or guideline adopted by the Committee and applicable to an Award shall be deemed incorporated in and part of the related Award Agreement. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the Participant's acceptance of, or actions under, an Award Agreement unless otherwise expressly specified herein. The Committee may appoint accountants, actuaries, counsel, advisors and other persons that it deems necessary or desirable in connection with the administration of the Plan. In the event of any inconsistency or conflict between the terms of the Plan and an Award Agreement, the terms of the Plan shall govern.

4.3   *Delegation.* The Committee shall have the right, from time to time, to delegate to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of Awards granted under the Plan, subject to the requirements of Section 157(c) of the Delaware General Corporation Law (or any successor provision) and such other limitations as the Committee shall determine. In no event shall any such delegation of authority be permitted with respect to Awards to be granted to any member of the Board or to any Key Employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act. The Committee shall also be permitted to delegate, to any appropriate officer or employee of the Company, responsibility for performing certain ministerial functions under the Plan. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

## SECTION 5.  STOCK SUBJECT TO PLAN

5.1   *Number.* The total number of shares of Common Stock available for issuance under the Plan shall not exceed 4,900,000, subject to adjustment upon occurrence of any of the events indicated in Subsection 5.3. The number of shares shall be reduced by one (1) share of Common Stock for every one (1) share that is subject to an Option or Stock Appreciation Right granted under the Plan, and two (2) shares of Common Stock for every one (1) share that was subject to an award other than an Option or Stock Appreciation Right. In addition, shares of Common Stock underlying any outstanding award granted under the Prior Plan that, following the Effective Date, expires, or is terminated, surrendered or forfeited for any reason without issuance of such shares shall be available for the grant of new Awards under this Plan, provided that (i) for each such award under the Prior Plan that is a stock option or stock appreciation right, one (1) share of Common Stock shall be added to the Plan's share pool for each share of Common Stock that is subject to such award, and (ii) for each such award under the Prior Plan that is other than a stock option or stock appreciation right, two (2) shares of Common Stock shall be added to the Plan's share pool for each share of Common Stock that is subject to such award. The shares of Common Stock to be delivered under the Plan may consist, in whole or in part, of authorized but unissued shares of Common Stock or Common Stock held in or acquired for the treasury of the Company and not reserved for any other purpose.

5.2   *Share Recycling.*

(a)   Any Award settled in cash and any Substitute Award shall not be counted as shares of Common Stock for any purpose under this Plan.

(b)   In the event that (i) any shares of Common Stock that are subject to an Option which, for any reason, expires, terminates or is canceled as to such shares, or (ii) any shares of Common Stock subject to a Restricted Stock, RSU or Performance Unit Award made under the Plan are reacquired by the Company, or otherwise canceled or forfeited pursuant to the Plan (including as the result of a failure to achieve any applicable performance goals), or (iii) any Stock Appreciation Right expires unexercised, such shares and rights again shall become available for grant under the Plan. Any shares of Common Stock that again become available for grant pursuant to this Subsection 5.2(b) shall be added back as one (1) share of Common Stock if such shares were subject to Options or Stock Appreciation Rights granted under the Plan, and two (2) shares of Common Stock if such shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan.

(c)   For purposes of determining the number of shares of Common Stock subject to grant under Subsection 5.1 above, with respect to Options and Stock Appreciation Rights, the following shares of Common Stock shall not be added back to the Plan as shares available for grant under the Plan: (a) shares of Common Stock purchased on the open market with the proceeds of Option exercises, (b) shares of Common Stock tendered to pay the exercise price of Options or withheld for taxes, or (c) shares subject to Stock Appreciation Rights that are not issued on the stock settlement of the Stock Appreciation Rights.

(d)   For purposes of determining the number of shares of Common Stock subject to grant under Subsection 5.1 above, with respect to Awards other than Options and Stock Appreciation Rights, any shares tendered or withheld for taxes pursuant to Section 15.2 below shall be added back to the Plan as shares available for grant under the Plan, with two (2) shares of Common Stock added to the Plan's share pool for each share of Common Stock that is so tendered or withheld.

5.3   *Adjustment in Capitalization.* In the event of any (i) change in the Common Stock of the Company through stock dividends or stock splits, (ii) corporate spin-off, reverse spin-off, split-off or split-up, (iii) extraordinary cash dividend or other distribution of assets by the Company, (iv) recapitalization, merger, consolidation, exchange of shares, or (v) similar event, the aggregate number of shares of Common Stock subject to each outstanding Option and any other Award granted under the Plan shall be appropriately adjusted by the Committee. Such mandatory adjustment may include a change in any or all of (a) the number and kind of shares of Common Stock which thereafter may be awarded or optioned and sold under the Plan (including, but not limited to, adjusting any limits on the number and types of Awards that may be made under the Plan), (b) the number and kind of shares of Common Stock subject to outstanding Awards, (c) the Option Price, grant, exercise or conversion price with respect to any Award, and (d) any applicable performance goals. In addition, the Committee may make provisions for a cash payment to a Participant who has an outstanding Award. The number of shares of Common Stock subject to any Award shall be rounded to the nearest whole number. Any such adjustment shall be consistent with Code Sections 424 and 409A to the extent the Awards subject to adjustment are subject to such Code Sections.

5.4   *Award Limits.* Subject to adjustment under Subsection 5.3, 4,900,000 shares of Common Stock available for issuance under the Plan shall be available for issuance under "incentive stock options" within the meaning of Code Section 422.

5.5   *Awards Subject to Minimum Vesting Period.* Notwithstanding any other provision of the Plan to the contrary, equity-based Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted, excluding, for this purpose, any (i) Substitute Awards, (ii) shares delivered in lieu of fully vested cash Awards, and (iii) Awards to Non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders (provided that such vesting period under this clause (iii) may not be less than 50 weeks after grant; provided, that, the Board may grant equity-based Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Subsection

5.1 (subject to adjustment under Subsection 5.3); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, disability or a Change of Control, in the terms of the Award or otherwise.

## SECTION 6.   DURATION OF PLAN

The Plan shall remain in effect, subject to the Board's right to earlier terminate the Plan pursuant to Section 14 hereof, until all Common Stock subject to it shall have been purchased or granted pursuant to the provisions hereof. However, no Award may be granted under the Plan on or after May 9, 2029, which is the tenth anniversary of the Plan's Effective Date. Upon termination of the Plan, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with the terms of the Plan and the applicable Award Agreement.

## SECTION 7.   STOCK OPTIONS

7.1   *Grant of Options.* Subject to the provisions of Sections 5 and 6, Options may be granted to Participants at any time and from time to time as shall be determined by the Committee. Subject to Subsection 5.1 and this Subsection 7.1, the Committee shall have complete discretion in determining the number of Options granted to each Participant. The Committee also shall determine whether an Option is an incentive stock option within the meaning of Code Section 422, or a nonqualified stock option. However, in no event shall the Fair Market Value (determined at the date of grant) of Common Stock for which incentive stock options become exercisable for the first time in any calendar year exceed $100,000, computed in accordance with Code Section 422(b)(7). In addition, no incentive stock option shall be granted to (a) a Non-Employee Director, or (b) any person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company. Nothing in this Section 7 shall be deemed to prevent the grant of nonqualified stock options in excess of the maximum established by Code Section 422.

7.2   *Option Agreement.* Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the Option Price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement shall specify whether the Option is intended to be an incentive stock option within the meaning of Code Section 422, or a nonqualified stock option which is intended not to fall under the provisions of Code Section 422. To the extent that an Option designated as an incentive stock option does not meet the requirements of Code Section 422, it will be treated as a nonqualified stock option under the Plan.

7.3   *Option Price.* The Option Price shall be determined by the Committee. However, no Option granted pursuant to the Plan shall have an Option Price that is less than 100% of the Fair Market Value of one share of Common Stock on the Option grant date (other than in connection with a Substitute Award).

7.4   *Duration of Options.* Each Option shall expire at such time as the Committee shall determine at the date of grant, provided, however, that no Option shall be exercisable later than the tenth anniversary of its grant date.

7.5   *Exercise of Options.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants.

7.6   *Method of Exercise and Payment of Option Price.* Options shall be exercised pursuant to the methods and procedures as shall be established from time to time by the Committee, which may include a broker-assisted cashless exercise arrangement. The Committee shall determine the acceptable form or forms and timing of payment of the Option Price. Acceptable forms of paying the Option Price upon exercise of any Option shall include, but not be limited to, (a) cash or its equivalent, (b) tendering shares of previously acquired Mature Common Stock having a fair market value at the time of exercise equal to the total Option Price, (c) directing the Company to withhold shares of Common Stock, which may include attesting to the ownership of the equivalent number of shares of previously-acquired Mature Common Stock having a fair market value at the time of exercise equal to the total Option Price or the election by the Participant to reduce the number of shares of Common Stock that are subject to the portion of the Option being exercised having a Fair Market Value equal to the Option Price, (d) other approved property or (e) by a combination of (a), (b), (c) and/or (d). The proceeds from such a payment shall be added to the general funds of the Company and shall be used for general corporate purposes. As soon as practicable, after Option exercise and payment, the Company shall deliver to the Participant Common Stock certificates or other evidence of Common Stock ownership in an appropriate amount based upon the number of Options exercised, issued in the Participant's name.

7.7 *Restrictions on Common Stock Transferability.* The Committee shall impose such restrictions on any shares of Common Stock acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable Federal securities law, under the requirements of any stock exchange upon which such shares of Common Stock are then listed and under any blue sky or state securities laws applicable to such shares of Common Stock.

7.8 *Termination of Service.* The Award Agreement shall set forth the treatment of the Award upon termination of Service, with such terms and conditions as determined by the Committee not inconsistent with the terms of the Plan.

7.9 *Non-transferability of Options.* Except as provided in this Subsection 7.9, no Option granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. Under such rules and procedures as the Committee may establish, the holder of an Option may transfer such Option to members of the holder's immediate family (i.e., children, grandchildren and spouse) or to one or more trusts for the benefit of such family members or to partnerships in which such family members are the only partners, provided that (i) the agreement, if any, with respect to such Option, expressly so permits or is amended to so permit, (ii) the holder does not receive any consideration for such transfer, and (iii) the holder provides such documentation or information concerning any such transfer or transferee as the Committee may reasonably request. Any Options held by any transferees shall be subject to the same terms and conditions that applied immediately prior to their transfer. The Committee may also amend the agreements applicable to any outstanding Options to permit such transfers. Any Option not granted pursuant to any agreement expressly permitting its transfer or amended expressly to permit its transfer shall not be transferable. Such transfer rights shall in no event apply to any incentive stock option.

## SECTION 8.   STOCK APPRECIATION RIGHTS

8.1 *Grant of Stock Appreciation Rights.* Subject to the terms and provisions of this Plan, Stock Appreciation Rights may be granted to Participants either independent of Options or in conjunction with nonqualified stock options at any time and from time to time as shall be determined by the Committee.

8.2 *Exercise of Stock Appreciation Rights Granted in Conjunction with a Nonqualified Option.* Stock Appreciation Rights granted in conjunction with a nonqualified stock option may be exercised at such time as provided under the applicable Award Agreement during the term of the related stock option, with a corresponding reduction in the number of shares available under the Option. Option shares with respect to which the Stock Appreciation Right shall have been exercised may not again be subject to an Option under this Plan.

8.3 *Exercise of Stock Appreciation Rights Granted Independent of Options.* Stock Appreciation Rights granted independent of Options may be exercised upon whatever terms and conditions the Committee, in its sole discretion, may provide for the Stock Appreciation Right in the applicable Award Agreement including, but not limited to, a corresponding proportional reduction in previously granted Options.

8.4 *Payment of Stock Appreciation Right Amount.* Upon exercise of a Stock Appreciation Right, the Participant shall be entitled to receive payment of an amount (subject to Subsection 8.6 below) determined by multiplying:

(a) The difference between the Fair Market Value of a share of Common Stock at the date of exercise over the price fixed by the Committee at the date of grant (which price may not be less than the Fair Market Value of a share of Common Stock on the grant date of such Stock Appreciation Right, other than in connection with a Substitute Award), by

(b) The number of shares with respect to which the Stock Appreciation Right is exercised.

8.5 *Form of Payment.* Payment to the Participant, upon the exercise of a Stock Appreciation Right, will be made in cash or paid in the Fair Market Value in shares of Common Stock (or any combination thereof).

8.6 *Limit on Appreciation.* The Committee, in its sole discretion, may establish (at the time of grant) a maximum amount per share which will be payable upon exercise of a Stock Appreciation Right.

8.7 *Term of Stock Appreciation Right.* The term of a Stock Appreciation Right granted under the Plan shall not exceed ten years from the date of grant.

8.8 *Termination of Service.* The Award Agreement shall set forth the treatment of the Award upon termination of Service, with such terms and conditions as determined by the Committee not inconsistent with the terms of the Plan.

8.9 *Non-transferability of Stock Appreciation Rights.* No Stock Appreciation Right granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all Stock Appreciation Rights granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

## SECTION 9.   RESTRICTED STOCK AND RSUs

9.1 *Grant of Restricted Stock.* Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant shares of Restricted Stock to such Participants and in such amounts as it shall determine.

9.2 *Restricted Stock Agreement.* Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the restriction period or periods, the number of Restricted Stock shares granted, and such other provisions as the Committee shall determine.

9.3 *Grant of RSUs.* Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant RSUs to such Participants and in such amounts as it shall determine. Each RSU grant shall be evidenced by an Award Agreement that shall specify the restriction period or periods, the number of RSUs granted, and such other provisions as the Committee shall determine. Subject to Subsection 9.9, RSUs shall be settled in shares of Common Stock (or, if provided by the Committee, cash equal to the Fair Market Value of such shares of Common Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such stated number of shares of Common Stock). As soon as practicable following the lapse of a Period of Restriction for an award of RSUs (or, as applicable, as soon as practicable after the applicable settlement payment date set forth in a deferral election), the Participant (or beneficiary, in the case of death) shall be issued one share of Common Stock for each RSU (or, as applicable, cash otherwise deliverable upon settlement of an award of RSUs) no longer subject to a Period of Restriction on such date. To the extent permitted by applicable law (including Code Section 409A), upon such terms and conditions as the Committee or Board may establish from time to time, a Participant may be permitted to defer the receipt of the shares of Common Stock or cash otherwise deliverable upon settlement of an award of RSUs.

9.4 *Non-Transferability of Restricted Stock and RSUs.* Neither the shares of Restricted Stock nor the RSUs granted hereunder may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or for such longer period of time as shall be established by the Committee and as shall be specified in the Award Agreement. All rights with respect to the Restricted Stock or RSUs granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant.

9.5 *Other Restrictions.* The Committee shall impose such other restrictions on any shares of Restricted Stock or RSUs granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

9.6 *Certificate Legend.* In addition to any legends placed on certificates pursuant to Subsection 9.5, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following (or similar) legend:

"The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in the 2019 Stock Compensation Plan of SPX Corporation, rules and administration adopted pursuant to such Plan, and a

Restricted Stock grant dated                    . A copy of the Plan, such rules and such Restricted Stock grant may be obtained from the Secretary of SPX Corporation."

9.7 *Removal of Restrictions.* Except as otherwise provided in this Section or under the applicable Award Agreement, shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant following the lapse of the Period of Restriction, and shares of Common Stock covered by each RSU grant made under the Plan shall be distributed to the Participant as soon as administratively feasible following the lapse of the Period of Restriction. Once the Period of Restriction lapses on the shares of Restricted Stock, the Participant shall be entitled to have the legend required by Subsection 9.6 removed from his Common Stock certificate.

9.8 *Voting Rights.* During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares.

9.9 *Dividends and Other Distributions.* During the Period of Restriction, if provided under the applicable Award Agreement, Participants holding shares of Restricted Stock granted hereunder may be entitled to receive dividends and other distributions paid with respect to those shares while they are so held. Any such dividends or distributions shall be subject to the same restrictions on vesting and transferability as the shares of Restricted Stock with respect to which they were paid. The Committee, in its discretion, may award dividend equivalent rights with respect to RSUs. To the extent so awarded, on each dividend record date for Common Stock, the Participant shall be credited with dividend equivalents in the form of cash or additional RSUs, as set forth in the Award Agreement. The amount of additional RSUs to be credited shall be equal to the amount of cash or the number of shares of stock dividends that would have been payable to the Participant if each outstanding RSU on such dividend record date had been a share of issued and outstanding Common Stock. If such dividends are payable in cash, the cash amount will be converted to RSUs based on the Fair Market Value of the Common Stock on the date such dividends are paid. Dividend equivalents credited under this Subsection 9.9 shall be subject to the same vesting conditions as the underlying RSUs to which they relate. Any such dividend equivalents credited as additional RSUs shall be settled in cash or shares of Common Stock, in the discretion of the Committee, on the applicable vesting date.

9.10 *Termination of Service.* The Award Agreement shall set forth the treatment of the Award upon termination of Service, with such terms and conditions as determined by the Committee not inconsistent with the terms of the Plan.

## SECTION 10. PERFORMANCE UNITS

10.1 *Grant of Performance Units.* Performance Units may be granted subject to such terms and conditions as the Committee in its discretion shall determine. Performance Units may be granted either in the form of cash units or in share units, including RSUs, which are equal in value to one share of Common Stock, or a combination thereof. The Committee shall establish the performance goals to be attained in respect of the Performance Units, the various percentages of Performance Unit value to be distributed upon the attainment, in whole or in part, of the performance goals and such other Performance Unit terms, conditions and restrictions as the Committee shall deem appropriate as set forth in an Award Agreement. As soon as practicable after the termination of the performance period, the Committee shall determine the payment, if any, which is due on the Performance Unit in accordance with the terms thereof. The Committee shall determine, among other things, whether the payment shall be made in the form of cash or shares of Common Stock, or a combination thereof.

10.2 *Performance Goals.* For purposes of Performance Units, the Committee may select any business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company, including, among others, any of the following business criteria: (a) cash flow; (b) cash flow from operations; (c) total earnings; (d) earnings per share, diluted or basic; (e) earnings per share from continuing operations, diluted or basic; (f) earnings before interest and taxes; (g) earnings before interest, taxes, depreciation, and amortization; (h) earnings from operations; (i) net asset turnover; (j) inventory turnover; (k) capital expenditures; (l) net earnings; (m) operating earnings; (n) gross or operating margin; (o) debt; (p) working capital; (q) return on equity; (r) return on net assets; (s) return on total assets; (t) return on capital; (u) return on investment; (v) return on sales; (w) net or gross sales; (x) market share; (y) economic value added; (z) cost of capital; (aa) change in assets; (bb) expense reduction levels; (cc) debt reduction; (dd) productivity; (ee) delivery performance; (ff) safety record; (gg) stock price; and (hh) total stockholder return. Performance goals may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals. Performance goals may but need not be determinable in conformance with generally accepted accounting principles. The Committee may determine the extent to which measurement of performance goals may include or exclude certain unusual or nonrecurring events, including, without limitation, the following: the impact of charges for restructuring, discontinued operations, extraordinary items, debt redemption or retirement, asset write downs, litigation or claim judgments or settlements, acquisitions or divestitures, foreign exchange gains and losses, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes.

10.3 *Non-transferability of Performance Units.* No Performance Units granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all rights with respect to Performance Units granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant.

## SECTION 11.  BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to his estate.

## SECTION 12.  RIGHTS OF PARTICIPANTS

12.1  *Service.* Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's Service at any time, nor confer upon any Participant any right to continue in the employ or Service of the Company.

12.2  *Participation.* No employee shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

## SECTION 13.  CHANGE OF CONTROL

13.1  *General.* Notwithstanding any other provision of this Plan to the contrary, the provisions of this Section 13 shall apply in the event of a Change of Control, unless otherwise provided in the applicable Award Agreement. Following a Change of Control, no action shall be taken under the Plan that will cause any Award that has previously been determined to be (or is determined to be) subject to Code Section 409A to fail to comply in any respect with Code Section 409A without the written consent of the Participant.

13.2  *Double-Trigger Provisions.* Unless otherwise provided in the Award Agreement, if the Participant is terminated without Cause within two years following the Change of Control, any conditions on the Participant's rights under, or any restrictions on transfer, vesting or exercisability applicable to, each such Award or Alternative Award (as defined in Subsection 13.3) held by such Participant shall be waived or shall lapse, as the case may be. All Options and Stock Appreciation Rights held by the Participant immediately before the termination that the Participant held as of the date of the Change of Control or that constitute Alternative Awards shall remain exercisable for not less than two years following such termination or until the expiration of the stated term of such Option, whichever period is shorter (provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control).

13.3  *Alternative Awards.* Upon a Change of Control, and subject to Subsection 13.4, each outstanding Award shall be replaced with another Award meeting the requirements of Subsection 13.5 (an "Alternative Award"); provided that (a) if an Alternative Award meeting the requirements of Subsection 13.5 cannot be issued, or (b) the Committee so determines at any time prior to the Change of Control, each outstanding Award shall instead become fully vested, exercisable and free of any Period of Restriction immediately prior to the Change of Control.

13.4  *Cash Substitution.* Notwithstanding Subsection 13.3, at the discretion of the Committee (as constituted immediately prior to the Change of Control), each such Option, Stock Appreciation Right, or RSU may be canceled in exchange for an amount equal to the product of (a) in the case of Options and Stock Appreciation Rights, the excess, if any, of the product of the Change of Control Price over the exercise price for such Award, and (b) in the case of other such Awards, the Change of Control Price multiplied by the aggregate number of shares of Common Stock covered by such Award; provided, further, that where the Change of Control does not constitute a "change in control event" as defined under Code Section 409A, the shares to be issued, or the amount to be paid, for each Award that constitutes deferred compensation subject to Code Section 409A shall be paid at the time or schedule applicable to such Awards (assuming for these payment purposes (but not the lapsing of the Period of Restriction) that no such Change of Control had occurred). Notwithstanding the foregoing, the Committee may, in its discretion, instead terminate any outstanding Options or Stock Appreciation Rights if either (i) the Company provides holders of such Options and Stock Appreciation Rights with reasonable advance notice to exercise their outstanding and unexercised Options and Stock Appreciation Rights or (ii) the Committee reasonably determines that the Change of Control Price is equal to or less than the exercise price for such Options or Stock Appreciation Rights. For the purpose of this Subsection 13.4, "Change of Control Price" means the price per share on a fully diluted basis offered in conjunction with any transaction resulting in a Change of Control, as determined in good faith by the Committee as constituted before the Change of Control, if any part of the offered price is payable other than in cash.

13.5  *Qualification of Alternative Awards.* In order for an Award to meet the conditions of this Subsection 13.5 and qualify as an Alternative Award, the Committee (as constituted immediately prior to the Change of Control) must reasonably determine, in good faith, prior to the Change of Control that such outstanding Awards are to be assumed, honored, or new rights substituted by the successor entity following the Change of Control, and that any such Alternative Award will:

(a)    be based on shares of Common Stock that are traded on an established U.S. securities market or another public market determined by the Committee prior to the Change of Control;

(b)    provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

(c)    have substantially equivalent economic value to such Award (determined at the time of the Change of Control);

(d)    contain terms and conditions which provide that in the event that the Participant is terminated without Cause within two years following the Change of Control, any conditions on the Participant's rights under, or any restrictions on transfer, vesting or exercisability applicable to, each such Award held by such Participant shall be waived or shall lapse, as the case may be; and

(e)    be on terms and conditions that do not result in adverse tax consequences to the Participant under Code Section 409A.

The determination of whether the conditions of this Subsection 13.5 are satisfied shall be made by the Committee, as constituted immediately before the Change of Control, in its sole discretion.

## SECTION 14.   AMENDMENT, MODIFICATION AND TERMINATION OF PLAN

The Board may at any time amend, modify or terminate the Plan; provided, however, that no such action of the Board, without approval of the stockholders, may:

(a)    increase the total amount of Common Stock which may be issued under the Plan, except as provided in Subsections 5.1 and 5.3;

(b)    change the provisions of the Plan regarding the Option Price or exercise price for a Stock Appreciation Right, including a reduction of the Option Price of any outstanding Option or exercise price of any outstanding Stock Appreciation Right, cancellation of an Option or Stock Appreciation Right in exchange for cash or any other awards under the Plan, exchange or replace an outstanding Option or Stock Appreciation Right with a new Option with a lower Option Price or Stock Appreciation Right with a lower exercise price, or take any other action that would be a "repricing" of Options or Stock Appreciation Rights, except as permitted by Subsection 5.3 or Section 13; or

(c)    make any "Material Revisions" (within the meaning of the listing rules of the New York Stock Exchange) to change the terms of the Plan.

No amendment, modification or termination of the Plan shall materially adversely affect the terms of any Awards previously granted under the Plan, without the consent of the Participant.

## SECTION 15.   TAX WITHHOLDING

15.1   *Tax Withholding.* The Company, as appropriate, shall have the right to deduct from all payments any Federal, state or local taxes required by law to be withheld with respect to such payments.

15.2   *Stock Withholding.* With respect to withholding required upon the exercise of nonqualified stock options, or upon the lapse of restrictions on Restricted Stock, RSUs, or Performance Units payable in shares of Common Stock, Participants may elect, subject to the terms of the applicable Award Agreement, to satisfy the withholding required, in whole or in part, by (a) having the Company withhold shares of Common Stock otherwise issuable, or (b) tendering shares of previously acquired Common Stock, including by attestation to the ownership of Common Stock, in either case having a value equal to the amount of tax to be withheld; provided, however, shares may only be withheld by the Company to the extent necessary to satisfy the withholding liability required by law (not to exceed maximum statutory rates). The value of the shares to be withheld, tendered or attested is to be determined by such methods or procedures as shall be established from time to time by the Committee. All elections shall be irrevocable and shall be made in writing, signed by the Participant, and shall satisfy such other requirements as the Committee shall deem appropriate.

## SECTION 16.    INDEMNIFICATION

Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

## SECTION 17.    REQUIREMENTS OF LAW AND OTHER PROVISIONS

17.1    *Requirements of Law.* The granting of Awards, and the issuance of shares of Common Stock with respect to the exercise of an Option or Stock Appreciation Right or settlement of an RSU or Performance Unit, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

17.2    *Foreign Jurisdictions.* In order to conform with provisions of local laws and regulations in foreign countries in which the Company or its Subsidiaries operate, the Committee may (a) modify the terms and conditions of Awards granted to Participants employed outside the United States, (b) establish subplans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances presented by local laws and regulations, and (c) take any action which it deems advisable to obtain, comply with or otherwise reflect any necessary governmental regulatory procedures, exemptions or approvals with respect to the Plan or any subplan established hereunder; provided, however, that the Committee may not make any sub-plan that (i) increases the limitations contained in Subsection 5.1, (ii) increases the number of shares available under the Plan, as set forth in Subsection 5.1, or (iii) causes the Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act. Subject to the foregoing, the Committee may amend, modify, administer or terminate such sub-plans, and prescribe, amend and rescind rules and regulations relating to such sub-plans.

17.3    *Governing Law.* The Plan and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware. The jurisdiction and venue for any disputes arising under, or any action brought to enforce (or otherwise relating to), the Plan will be exclusively in the courts in the State of North Carolina, County of Mecklenburg, including the Federal Courts located therein (should Federal jurisdiction exist).

17.4    *Compensation Recovery Policy.* The Awards granted under this Plan shall be subject to any compensation recovery or claw back policy adopted by the Company, including any policy required to comply with applicable law or listing standards, as such policy may be amended from time to time in the sole discretion of the Company. As consideration for and by accepting any Award under the Plan, the Participant agrees that all prior Awards made by the Company to the Participant shall become subject to the terms and conditions of the provisions of this Subsection 17.4

17.5    *No Limitation on Compensation.* Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

17.6    *Deferrals.* The Committee may postpone the exercising of Awards, the issuance or delivery of Common Stock under any Award or any action permitted under the Plan to prevent the Company or any Subsidiary from being denied a Federal income tax deduction with respect to any Award other than an incentive stock option or to the extent required or permitted by applicable law.

17.7    *409A Compliance.* The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Code Section 409A. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to Code Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event Code Section 409A applies to any such Award in a manner that results in adverse tax consequences for the Participant or any of his beneficiaries or transferees.

Solely for purposes of determining the time and form of payments due under any Award that is considered nonqualified deferred compensation under Code Section 409A and that is not otherwise exempt from Code Section 409A, a Participant shall not be deemed to have incurred a termination of employment unless and until he shall incur a "separation from service" within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan, if as of a Participant's separation from service, the Participant is a "specified employee" as determined by the Company, then to the extent any amount payable under any Award that is considered nonqualified deferred compensation under Code Section 409A and that is not otherwise exempt from Code Section 409A, for which payment is triggered by the Participant's separation from service (other than on account of death), and that under the terms of the Award would be payable prior to the six-month anniversary of the Participant's separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of such separation from service or (b) the date of the Participant's death.

17.8    *Severability; Blue Pencil.* In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

17.9    *No Impact On Benefits.* Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Award shall be treated as compensation for purposes of calculating a Participant's right under any such plan, policy or program. No amount payable in respect of any Award pursuant to an Award shall be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws.

17.10    *No Constraint on Corporate Action.* Nothing in this Plan shall be construed (a) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (b) to limit the right or power of the Company, or any Subsidiary to take any action which such entity deems to be necessary or appropriate.

17.11    *Headings and Captions.* The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

17.12    *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a grantee or any other person. To the extent that any grantee or other person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

17.13    *Code Section 83(b) Elections.* The Company, its Subsidiaries and the Committee have no responsibility for any Participant's election, attempt to elect or failure to elect to include the value of a Restricted Stock Award or other Award subject to Code Section 83 in the participant's gross income for the year of payment pursuant to Code Section 83(b). Any Participant who makes an election pursuant to Code Section 83(b) will promptly provide the Committee with a copy of the election form.

17.14    *No Obligation to Exercise Awards; No Right to Notice of Expiration Date.* The grant of an Award of an Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award. The Company, its Subsidiaries and the Committee have no obligation to inform a Participant of the date on which any Award lapses except in the Award Agreement.

17.15    *Right to Offset.* Notwithstanding any provisions of the Plan to the contrary, and to the extent permitted by applicable law (including Code Section 409A), the Company may offset any amounts to be paid to a Participant (or, in the event of the Participant's death, to his beneficiary or estate) under the Plan against any amounts that such Participant may owe to the Company or its Subsidiaries.

17.16    *Furnishing Information.* A Participant will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary when eligibility or entitlement to any compensation or benefit based on any matter relating to the Disability of the Participant is at issue.

# APPENDIX B - RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

Adjusted results are non-GAAP financial measures that exclude, among other items, the effect of the South African and Heat Transfer operations, categorized as "All Other" in the company's segment reporting structure. Additionally, we have made adjustments for items that are non-cash, annual incentive related, and/or unusual in nature. This appendix to the Proxy Statement includes reconciliations of the amounts of non-GAAP financial measures with the most comparable measures determined in accordance with accounting principles generally accepted in the United States ("GAAP") and other important information regarding non-GAAP financial measures.

## Adjusted Operating Income

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED OPERATING INCOME<br>(Unaudited; in millions) | |
| --- | --- |
| | **Twelve months ended<br>December 31, 2018** |
| Operating income | $ 107.6 |
| Adjustments: | |
| Aggregate operating losses of the South Africa and Heat Transfer businesses | (23.2) |
| One time acquisition-related costs | (11.5) |
| Loss on sale of Dry Cooling | (0.6) |
| Adjusted operating income, before annual incentive adjustment | **142.9** |
| Corporate annual incentive expense | 4.6 |
| Annual incentive adjustments | 0.4 |
| Adjusted operating income | $ **147.9** |

## Adjusted Net Income from Continuing Operations

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED NET INCOME FROM CONTINUING OPERATIONS<br>(Unaudited; in millions) | |
| --- | --- |
| | **Twelve months ended<br>December 31, 2018** |
| Net Income from continuing operations | $ 78.2 |
| Adjustments: | |
| Aggregate losses of the South Africa and Heat Transfer businesses | 23.7 |
| One time acquisition related costs | 11.5 |
| Pension and postretirement expense | 8.0 |
| Loss on sale of Dry Cooling | 0.6 |
| Loss on amendment/refinancing of senior credit agreement | 0.4 |
| Income tax benefit | (24.0) |
| Adjusted Net Income from continuing operations | $ **98.4** |

# Adjusted Segment Income

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED SERMENT INCOME<br>(Unaudited; in millions) | |
| --- | --- |
| | Twelve months ended<br>December 31, 2018 |
| Consolidated Segment Income | $ 178.5 |
| Adjustments: | |
| Aggregate losses of the South Africa and Heat Transfer businesses | 18.9 |
| One time acquisition related costs | 5.9 |
| **Adjusted Segment Income** | **$ 203.3** |

# Adjusted Free Cash Flow

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED FREE CASH FLOW<br>(Unaudited; in millions) | |
| --- | --- |
| | Twelve months ended<br>December 31, 2018 |
| Net operating cash from continuing operations | $ 112.9 |
| Capital expenditures – continuing operations | (12.4) |
| Adjustment for South Africa and Heat Transfer | 22.3 |
| Adjusted free cash flow, before annual incentive adjustment | **122.8** |
| Annual incentive adjustments | 5.8 |
| Adjusted free cash flow | $ 128.6 |

Adjusted free cash flow is defined as net operating cash from (used in) continuing operations less capital expenditures of continuing operations, excluding cash used in operations by our South Africa (which is net of a tax benefit) and Heat Transfer businesses. In addition, when calculating annual incentive awards, certain additional discrete adjustments were made as described in the program documents. The Company's management believes that adjusted free cash flow is a useful financial measure for investors in evaluating the cash flow performance of multi-industrial companies, since it provides insight into the cash flow available to fund such things as mandatory and discretionary debt reduction, equity repurchases, and acquisitions or other strategic investments. In addition, due, in part, to certain wind-down activities, and the related decline in volumes, the South African operations and Heat Transfer business have a diminishing impact on the Company's cash flows over the long term. Adjusted free cash flow is not a measure of financial performance under GAAP. The adjusted free cash flow measure does not provide investors with an accurate measure of the actual net cash flow from (used in) continuing operations reported by the Company and should not be considered as a substitute for cash flows from (used in) operating activities as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

# Adjusted Earnings Per Share

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED EARNINGS PER SHARE<br>(Unaudited; in millions) | |
| --- | --- |
| | Twelve months ended<br>December 31, 2018 |
| GAAP EPS from continuing operations | $ 1.75 |
| Adjustments: | |
| South Africa and Heat Transfer | 0.26 |
| Acquisition-related | 0.22 |
| Non-service pension items & other* | (0.03) |
| Adjusted EPS from continuing operations | $ 2.20 |

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED EARNINGS PER SHARE<br>(Unaudited; in millions) | |
| --- | --- |
| | Twelve months ended<br>December 31, 2017 |
| GAAP EPS from continuing operations | $ 1.91 |
| Adjustments: | |
| South Africa and Heat Transfer | (0.11) |
| Non-service pension items & other* | (0.06) |
| Adjusted EPS from continuing operations | $ 1.74 |

\*     Other includes discrete tax items, loss on refinancing of senior credit agreement, net gain on sale of Dry Cooling business, non-cash intangible impairment, gain on interest rate swaps, adjustment to redeemable non-controlling interest, loss on early extinguishment of debt, non-actuarial gain on post retirement plans, adjustment for foreign currency loss associated with South African projects, and tax effects associated with adjustments.

Adjusted operating income (loss), adjusted net income (loss) from continuing operations, and adjusted earnings (loss) per share, are defined as operating income (loss), income (loss) from continuing operations, and diluted net income (loss) per share from continuing operations excluding the following items: (a) results of the "All Other" group of operating segments, (b) non-service pension and postretirement expense (income), (c) acquisition related charges, (d) losses on the sale of the Company's Dry Cooling business, (e) non-cash charges associated with the amendment/refinancing of our senior credit agreement, (f) a non-recurring gain on interest rate swaps that no longer qualified for hedge accounting, and (g) the removal of certain discrete income tax benefits, as applicable, as well as (h) the income tax impact of items (a) through (f). In addition to the Company's "All Other" group of operating segments, as described above, the Company's management views the impact related to each of the other items as not indicative of the Company's ongoing performance. The Company believes that inclusion of only the service cost and prior service cost components of pension and postretirement expense better reflects the ongoing costs of providing pension and postretirement benefits to its employees. Other components of GAAP pension and postretirement expense (income) are mainly driven by market performance, and the Company manages these separately from the operational performance of its business. The Company believes adjusted operating income (loss), adjusted net income (loss) from continuing operations, and adjusted earnings (loss) per share, when read in conjunction with operating income (loss), income (loss) from continuing operations, and diluted net income (loss) per share from continuing operations, gives investors a useful tool to assess and understand the Company's overall financial performance, because they exclude items of income or expense that the Company believes are not reflective of its ongoing operating performance, allowing for a better period-to-period comparison of operations of the Company. Additionally, the Company's management uses adjusted operating income (loss), adjusted net income (loss) from continuing operations, and adjusted earnings (loss) per share as measures of the Company's performance. The adjusted operating income (loss), adjusted net income (loss) from continuing operations, and adjusted earnings (loss) per share measures do not provide investors with an accurate measure of the actual operating income (loss), income (loss) from continuing operations, and diluted net income (loss) per share from continuing operations reported by the Company and should not be considered as substitutes for operating income (loss), income (loss) from continuing operations, and diluted net income (loss) per share from continuing operations as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

# Adjusted Revenue

| SPX CORPORATION AND SUBSIDIARIES<br>NON-GAAP RECONCILIATION - ADJUSTED REVENUE<br>(Unaudited; in millions) | Twelve months ended<br>December 31, 2018 |
|---|---|
| Consolidated revenue | $ 1,538.6 |
| Exclude: South Africa and Heat Transfer | (98.6) |
| Acquisition accounting adjustment to acquired deferred revenue | 0.5 |
| **Adjusted revenue, before annual incentive adjustment** | **1,440.5** |
| Annual incentive adjustments | (177.3) |
| Adjusted revenue | $ 1,263.2 |

Adjusted revenue is defined as revenues for the Company excluding the "All Other" group of operating segments, with "All Other" comprised of the results of the South African operations and SPX Heat Transfer business. Due, in part, to certain wind-down activities, and the related decline in volumes, the South African operations and Heat Transfer business have a diminishing impact on the Company's operating results over the long term. As such, the Company's management believes it is useful to investors to disclose revenues without the results of the "All Other" group of operating segments to provide investors with metrics that the Company's management uses to measure the overall performance of its businesses. Additionally, the Company adjusted for deferred revenues acquired in the Cues' acquisition and excluded (i) revenues from its Process Cooling business and (ii) revenues resulting from a change in accounting principles during 2018. Adjusted revenues do not provide investors with an accurate measure of, and should not be used as substitutes for, the Company's revenues as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.



SPX

13320-A Ballantyne Corporate Place • Charlotte, NC 28277 • USA
980-474-3700 • www.spx.com